U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                            Amended and Restated
                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS

    Pursuant to Section 12(b)or(g)of The Securities Exchange Act of 1934

                     American Capital Holdings, Inc.
                        (f/k/a USA SportsNet, Inc.)

              (Exact name of registrant as specified in its charter)
        Florida                                       65-0895564
-------------------------                    --------------------------------
 (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                  100 Village Square Crossings, Suite 202
                    Palm Beach Gardens, Florida 33410
-----------------------------------------------------------------------------
                   (Address of principal executive offices)

     Registrant's telephone number, including area code (561) 207-6395



Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                              $.0001 Par Value
                              (Title of class)











The Registrant previously filed a Registration Statement on Form 10-SB on May 24, 2004, which Registration Statement became effective on or about July 25, 2004. The Securities and Exchange Commission has requested that the Registrant amend its Registration Statement on Form SB-10. Because of the extent of the changes to the Registrant's Plan of Operation, the Registrant is filing this Amended and Restated Form 10-SB.


            INDEX                                           PAGE NO.


PART I

ITEM 1     Description of Business.                              3

ITEM 2     Management's Plan of Operation.                       7

ITEM 3     Description of Property.                             11

ITEM 4     Security Ownership of Certain Beneficial             11
            Owners and Management.

ITEM 5     Directors and Executive Officers.                    12

ITEM 6     Executive Compensation.                              14

ITEM 7     Certain Relationships and Related Transactions.      14

ITEM 8     Description of Securities.                           14

PART II

ITEM 1     Market Price of and Dividends on the Registrant's    15
            Common Equity and Related Stockholders Matters.

ITEM 2     Legal Proceedings.                                   16

ITEM 3     Changes in and Disagreements with Accountants.       16

ITEM 4     Recent Sales of Unregistered Securities.             16

ITEM 5     Indemnification of Directors and Officers.           16

PART F/S

Financial Statements                                            17

PART III

ITEM 1     Index to Exhibits.                                   73

ITEM 2     Description of Exhibits.












                                      2
Special Note Regarding Forward-Looking Statements

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the Internet and electronic commerce, constantly changing technology and market acceptance of the Company's products and services. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1.     Description of Business.

Overview

American Capital Holdings, Inc., ("ACH") is a holding company which owns five
(5) proprietary financial products These products are known as Guaranteed Principle Insured Convertible Securities ("GPICS(TM)"), Energy Tax Incentive Preferred Securities ("ETIPS(TM)"), Equipment Tax Incentive Convertible Securities ("ETICS(TM)"), Guaranteed Pension Accounting Contract Solutions ("GPACS(TM)") and Government Pension Accounting Contract Solutions ("GPACS(TM)"). The GPACS(TM) products are designed to provide solutions for unfunded government and private sector pension plan liability. The GPICS(TM), ETIPS(TM) and ETICS(TM) products are investment structures designed to facilitate the use of energy and depreciation tax incentives while insuring the capital investment through guarantees of principal. Our Chairman, Barney A. Richmond, has applied for a patent for one of these products, known as Government Pension Accounting Contract Solutions (GPACS(TM)). If and when the patent is granted, Mr. Richmond will assign the patent to ACH.

The GPACS(TM) and some of our other products use insurance as a part of their structures. The insurance contracts will be written through several licensed insurance carriers. We intend to underwrite insurance policies through three subsidiaries, through which we intend to conduct our primary business operations. These subsidiaries are IS Direct Agency, Inc. ("IS Direct"), Universe Life Insurance Company ("Universe") and Cosmopolitan .Life Insurance Company ("Cosmopolitan").

IS Direct is a wholly-owned subsidiary of ACH, and is a licensed insurance agency through which we will sell our products. IS Direct is currently licensed in seven states. Chris Dillon, president of IS Direct, is authorized to do business as an individual agent in 49 states (all but Alaska) and in the District of Columbia. IS Direct expects to obtain the necessary licenses for it to operate in all 50 states. In addition to placing the insurance components of our financial products, IS Direct will also sell term life products, annuities and other traditional insurance products. We expect most of the insurance products sold by IS Direct will be eventually underwritten by Universe.
However, we also plan to use IS Direct to sell additional products of other licensed insurance carriers.

                                      3

Universe is another wholly-owned subsidiary of ACH, which has been acquired in escrow pending approval of the change in control by the Insurance Commissioner of the State of Idaho. Universe is a life, health and annuities insurance carrier, which is currently licensed to operate in 23 states. Universe is in the application process to become licensed in all remaining states, and expects to obtain the necessary licenses to operate in all 50 states in the near future. We expect Universe to be domiciled in the State of South Carolina, with its principal offices in Charleston.

On October 30, 2004, ACH entered into an agreement to purchase 80% of Cosmopolitan Life Insurance Company. We expect to close our acquisition of Cosmopolitan in January 2005, upon approval by the Insurance Commissioner of Arkansas. Cosmopolitan Life Insurance Company is a stipulated premium insurer
chartered in 1931 in the State of Arkansas.   Since 1998, Cosmopolitan has
offered both direct and re-insurance coverage related to health and dental care plans, with a specialty in providing stop-loss coverage for self-funded employer plans.

ACH's principal executive offices are located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, FL 33410, and our telephone number is (561) 207-6395. The Company's fiscal year ends May 31, 2005.

History

The Company was incorporated in the State of Florida on January 25, 1999 as US Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc. ("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 24, 2003, the Company changed its name to USA SportsNet, Inc., and recently changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossings, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 622-4395.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model, using Company developed e-commerce concepts to sell sports products.

The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

                                      4
After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI) On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company agreed to acquire certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 95% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares, and agreed to issue to ACHI 49,955,112 shares. ACHI agreed to accept the issuance of 13,561,804 shares at closing, and assigned its right to receive the 13,561,804 shares to its principle, Barney A. Richmond, now the President of the Company. The remaining 36,393,308 shares were reserved for issuance by the Company in connection with future acquisitions and financings. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. Of the 36,393,308 shares reserved for future issuance, 2,162,099 shares have now been issued to the shareholders of Spaulding Ventures, LLC, in replacement of shares of ACHI to be issued to Spaulding in connection with a prior acquisition of assets by ACHI from Spaulding.

The assets acquired from ACHI consist primarily of approximately $10.8 million of investment interests in ten developing companies (described below), approximately $5.3 million of restricted securities, approximately $233,000 of marketable securities, approximately $100,000 in cash, and proprietary investment programs known as Energy Tax Incentive Preferred Securities ("ETIPS")and Guaranteed Principal Insured Convertible Securities ("GPICS") which ACHI had developed and specifically designed to facilitate investment in oil and gas exploration in the United States, and in developing companies. See the American Capital Holdings balance sheet included in the Financial Statements section of this report.

On December 30, 2003, prior to the Company's acquisition from ACHI, ACHI entered into a letter agreement with Spaulding Ventures, LLC, pursuant to which ACHI agreed to acquire all of Spaulding's assets in return for 2,093,351 shares of ACHI common stock, plus warrants to purchase a total of 209,335 additional shares of ACHI common stock at a purchase price of $6.00 per share. As part of its acquisition from ACHI of the assets ACHI acquired from Spaulding, the Company agreed to replace the shares and warrants to be issued by ACHI with 2,162,099 shares and 216,209 warrants of the Company.

The assets acquired by ACHI from Spaulding, and subsequently acquired by the Company from ACHI, consist primarily of equity ownership positions in the following ten developing companies:

     Smart Pill Holding Corporation          Brilliant Roadways, Inc.

     @visory, LLC                            eSmokes, Inc.

     Efficien, Inc.                          IS Direct Agency, Inc.

     Solid Imaging, Ltd.                     Century Aerospace Corporation.

     Traffic Engine, Inc.                    Metroflex, Inc.



                                      5

Government Regulation

Life insurance companies are subject to regulation and supervision by the states in which they transact business. State insurance laws establish supervisory agencies with broad regulatory authority, including the power to:

        * grant and revoke licenses to transact business
        * regulate and supervise trade practices and market conduct
        * establish guaranty associations
        * license agents
        * approve policy forms
        * approve premium rates for some lines of business
        * establish reserve requirements
        * prescribe the form and content of required financial statements and reports
        * determine the reasonableness and adequacy of statutory capital and surplus
        * perform financial, market conduct and other examinations
        * define acceptable accounting principles
        * regulate the type and amount of permitted investments
        * limit the amount of dividends and surplus note payments that can be paid without obtaining regulatory approval.

Our life subsidiaries are subject to periodic examinations by state regulatory authorities. The payment of dividends or the distributions, including surplus note payments, by our life subsidiaries is subject to regulation by each subsidiary's state of domicile's insurance department. In addition, dividends and surplus note payments may be made only out of earned surplus, and all surplus note payments are subject to prior approval by regulatory authorities.

Most states have also enacted regulations on the activities of insurance holding company systems, including acquisitions, extraordinary dividends, the terms of surplus notes, the terms of affiliate transactions and other related matters.

Most states have enacted legislation or adopted administrative regulations affecting the acquisition of control of insurance companies as well as transactions between insurance companies and persons controlling them. The nature and extent of such legislation and regulations currently in effect vary from state to state. However, most states require administrative approval of the direct or indirect acquisition of 10% or more of the outstanding voting securities of an insurance company incorporated in the state. The acquisition of 10% of such securities is generally deemed to be the acquisition of "control" for the purpose of the holding company statutes and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. In many states, the insurance authority may find that "control" in fact does not exist in circumstances in which a person owns or controls more than 10% of the voting securities.

Federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation can significantly affect the insurance business.

State insurance regulators and the NAIC are continually reexamining existing laws and regulations and developing new legislation for the passage by state
                                       6
legislatures and new regulations for adoption by insurance authorities. Proposed laws and regulations or those still under development pertain to insurer solvency and market conduct and in recent years have focused on:

        * insurance company investments
        * risk-based capital ("RBC") guidelines, which consist of regulatory targeted surplus levels based on the relationship of statutory capital and surplus, with prescribed adjustments, to the sum of stated percentages of each element of a specified list of company risk exposures
        * the implementation of non-statutory guidelines and the circumstances under which dividends may be paid
        * product approvals
        * agent licensing
        * underwriting practices
        * insurance and annuity sales practices.

Employees

The Company currently has seven fulltime employees.

ITEM 2     Management's Plan of Operation.

We intend to use the financial products of our subsidiaries as solutions, addressing the needs of governmental and private sector businesses regarding unfunded pension liabilities and other post-employment benefit ("OPEB") liabilities. We also plan to sell annuities and other insurance products, through our subsidiaries, to both the public and private sectors. We also intend to invest and/or sell our proprietary ETIPS(TM) and ETICS(TM) products in the public marketplace.

Our GPACS(TM) products, which refers to both the Guaranteed Pension Accounting Contract Solutions product and the Government Pension Accounting Contract Solutions product, relate to a business method of adjusting the balance sheet of a business or governmental organization, and particularly to a system for organizing the unfunded obligations of the organization so that the liability on the balance sheet becomes offset by an asset. The product also provides a systematic investing capability to enhance the profitability of the organization and the improved treatment of tax obligations.

GPACS was created in response to the General Accounting Standards Board ("GASB") Statement 45, which generally requires state and local governmental employers to account for and report the annual cost of OPEB and the outstanding obligations and commitments related to OPEB in essentially the same manner as currently required pension obligations. Annual OPEB costs for most employers will be based on actuarially determined amounts that, if paid on an ongoing basis, generally would provide sufficient resources to pay benefits as they come due. The provisions of Statement 45 do not require governments to fund their OPEB plans. An employer may establish its OPEB liability at zero as of the beginning of the initial year of implementation. However, the unfunded actuarial liability is required to be amortized over future periods. Statement 45 is effective for periods beginning after December 15, 2006, 2007, or 2008, depending on the size of the government entity based on annual revenues used for GASB 34 implementation requirements.

                                      7

In May of 2004, the GASB issued a corresponding "plan" statement, Statement
43 - Financial Reporting for Postemployement Benefit Plans Other than Pension Plans. Statement 43 is effective one year prior to Statement 45. This statement requires a statement of plan net assets, statement of changes in plan net assets, schedule of funding progress, and schedule of employer contributions in the stand-alone financial reports of OPEB plans, as well as in the financial statements of governments having OPEB trust funds.

Actuarial services will be required one year earlier if the "plan" Statement 43 is applicable, unless an alternative measurement method is utilized. However, the alternative measurement method is only an option for plans with a total membership of fewer than one hundred. Many OPEB plans are currently paying benefits on a pay-as-you-go basis. If a government does not have an acceptable trust or equivalent arrangement established, actuarial valuations will not be necessary until Statement 45 is effective. Establishing a trust may be an option for funding OPEB benefits; employers should consider the impact of required actuarial services.

Our GPICS(TM), ETIPS(TM) and ETICS(TM) products are each investment structures designed to maximize the benefit of energy and equipment tax incentives, in order to facilitate investment in energy related and other business enterprises. An essential feature of these products is a guarantee of the principal invested, as a result of the structuring of the investment.

Our plan of operation includes the underwriting of the insurance aspects of our products through our subsidiaries. Pending approvals of our recent acquisitions of Universe and Cosmopolitan, we will use third party insurance carriers. However, upon receiving the approvals, which are expected in due course, we will retain as much premium and commission money as possible within our subsidiaries.

IS Direct currently sells primarily term insurance. However, with the acquisition of Universe, the scope of products available for sale by IS Direct is expected to broaden. Universe is a life insurance company which we expect to use to underwrite the insurance policies required by our GPACS products.

Until 1998, Cosmopolitan was engaged exclusively in providing burial / final expense insurance, and was operated as a small stipulated premium carrier in association with the funeral home business. In 1998, Cosmopolitan was acquired by Stephen E. Whitwell and Matt Lile, who implemented plans to grow the company. In 1998 a dental insurance product was file-approved and marketing commenced. Cosmopolitan also became involved in providing specific stop-loss coverage for self-funded employer plans for which there was a retro-session agreement. In 2001, Cosmopolitan introduced a new product, Employers Choice Health Plan, referred to as ECHP. Recently, most of Cosmopolitan's revenues have been realized from re-insurance assumed, while its dental product has been a small but profitable segment for the company. Cosmopolitan sees great opportunity for each product to expand and to have great growth potential with the added authority by way of either obtaining Certificate of Authority in additional jurisdictions or by affiliating with an issuing carrier with authority in other jurisdictions to enter into a quota share agreement.

Risk Factors

The risk factors discussed below could cause our actual results to differ materially from those expressed in any forward-looking statements. See "Forward-

                                      8
Looking Statements." Although we have attempted to list comprehensively these important factors, we caution you that other factors may in the future prove to be important in affecting our results of operations. New factors emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The risks described below set forth what we believe to be the most material risks associated with the purchase of our common stock. Before you invest in our common stock, you should carefully consider these risk factors, as well as the other information contained in this prospectus.

Lack of Operating History. We have not yet begun operations and have not yet realized revenues or earnings from operations. We will sustain initial operating expenses without corresponding revenues. This will result in our incurring net operating losses until we can realize profits from our proposed business operations.

Speculative Nature of the Company's Proposed Operations. The success of our proposed plan of operation will depend primarily on our ability to sell the proprietary products we have created. There can be no assurance that we will be successful in these efforts.

Dividend Policy. We have not yet paid any dividends on our Common Stock. Payment of dividends will be within the sole discretion of our Board of Directors and will depend, among other factors, upon earnings, capital requirements and the operating and financial condition of the Company. At the present time, our anticipated financial capital requirements are such that we intend to continue to follow a policy of retaining earnings in order to finance the development of our business.

We Will Face Intense Competition. We are and will continue to be only one participant in the business of selling life insurance backed financial solutions. We will face competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength. We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, broader and more diversified product lines and more widespread agency relationships. Our products can be expected to face competition with products sold by other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings by rating agencies, reputation and commission structures.

Conflicts of Interest - General. Certain conflicts of interest may exist from time to time between the Company and its officers and directors. They have other business interests to which they devote their attention, and they will continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with the fiduciary duties of management to the Company.



                                      9
No Public Market Currently Exists. Although we intend to apply for listing of our Common Stock on the American Stock Exchange, there is currently no public market for the Company's common stock. There can be no assurance, however, that a market will in fact develop, or that a shareholder ever will be able to sell his shares without considerable delay. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the Company's stock.

We may require additional capital to support sustained future growth which may not be available when needed or may be available only on unfavorable terms. Our long-term strategic capital requirements will depend on many factors including the accumulated statutory earnings of our life subsidiaries and the relationship between the statutory capital and surplus of our life subsidiaries and (i) the rate of growth in sales of our products; and (ii) the levels of credit risk and/or interest rate risk in our invested assets. To support long-term capital requirements, we may need to increase or maintain the statutory capital and surplus of our life subsidiaries through additional financings, which could include debt, equity, financial reinsurance and/or other surplus relief transactions. Such financings, if available at all, may be available only on terms that are not favorable to us. In the case of additional equity offerings, dilution to our shareholders could result, and/or such securities may have rights, preferences and privileges that are senior to those of our common stock. In the case of debt offerings or placements, the holders of the debt will have rights preferences and privileges that are senior to those of our common stock. If we cannot maintain adequate capital, we may be required to limit growth, and such action could adversely affect our business, financial condition and results of operations.

Changes in state and federal regulation may affect our profitability. We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which our life subsidiaries write insurance. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies. Regulators oversee matters relating to trade practices, policy forms, claims practices, guaranty funds, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, transactions with related parties, changes in control and payment of dividends.

State insurance regulators and the National Association of Insurance Commissioners, or NAIC, continually reexamine existing laws and regulations, and may impose changes in the future. Our life subsidiaries are subject to the NAIC's risk-based capital requirements which are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. Our life subsidiaries also may be required, under solvency or guaranty laws of most states in which they do business, to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. In addition, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation, can significantly affect the insurance business. As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding
                                     10
company systems. The regulatory framework at the state and federal level applicable to our insurance products is continuously evolving. The changing regulatory framework could affect the design of such products and our ability to sell certain products. Any changes in these laws and regulations could materially and adversely affect our business, financial condition and results of operations.

ITEM 3     Description of Property.

The Company does not own any real property. The Company leases its headquarters, consisting of approximately 1.022 square feet of office and warehouse space located at 100 Village Square Crossings, Suite 202, Palm Beach Gardens, Florida. The lease is for a term of one year, at a rental of $2,687 per month including sales tax.

ITEM 4     Security Ownership of Certain Beneficial Owners and Management.

As of November 30, 2004, there were a total of 15,723,903 shares of the Company's stock outstanding, plus 1,595,000 shares subscribed for but not yet issued, all of which are common stock. In addition, the Company has issued warrants to purchase an additional 1,621,209 shares of common stock. The table below shows the number of shares of common stock held by (a) each director and executive officer of the Company, (b) the directors and executive officers of the Company as a group, and (c) each person known by us to be the beneficial owner of more than 5% of the Company's outstanding stock. All percentages assume all of the warrants are exercised.

                                   Number of                 % of Shares
Name and Address                   Shares Owned              Outstanding
-----------------------            -----------------         ---------------
Barney A. Richmond,                        7,464,048            43.0%
Director & President
601 Seafarer Circle
Jupiter, FL 33477


Richard C. Turner,                           230,870             1.3%
Director & Chief Financial Officer
4200 Oak Street
Palm Beach Gardens, FL 33418

Matthew Salmon, Director                           0               -
2700 N.3rd St
Suite 2012
Phoenix, AZ  85012

Barry M. Goldwater, Jr., Director                  0               -
3104 East Camelback Road, Suite 274
Phonenix, Arizona  85016

Douglas Sizemore, Director                         0               -
707 Rambling Road
Johnson City, TN  37604



                                     11
Norman E. Taplin, Director                         0               -
1555 Palm Beach Lakes Blvd., Suite 1510
West Palm Beach, FL 33401

Michael Camilleri, Director                        0               -
2101 N.W. Corporate Blvd. Suite 415
Boca Raton, FL  33431
                                          ----------            -----
All Directors & Executive Officers
     as a group (7 persons)                7,694,918            44.4%


ITEM 5     Directors and Executive Officers.

The following individuals are our executive officers and the members of our board of directors. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his or her successor is elected and qualified. Our by-laws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of stockholders or until his or her successor is elected and qualified. The board of directors elects officers annually and their terms of office are at the discretion of the board.

Name                         Age                    Positions Held
------------------------    -------           ----------------------------
Barney A. Richmond            52                  Chairman/President/
                                                  Secretary/Director

Richard C. Turner             45                Treasurer/Chief Financial
                                                    Officer/Director

Mathew Salmon                 46                         Director

Barry M. Goldwater, Jr.       66                         Director

Douglas Sizemore              74                         Director

Norman E. Taplin              54                         Director

Michael Camilleri             51                         Director


Barney A. Richmond has been President and a Director of the Company since its acquisition of certain assets from ACHI in January 2004, and was President and a Director of ACHI prior to that time. From 1985 to the present, Mr. Richmond has been an independent advisor and investor in assisting companies, as well as individuals, regarding public offerings, mergers, reverse mergers and a variety of corporate financing issues. Mr. Richmond has also been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations. Mr. Richmond has been a member of the Boards of Directors of The Richmond Company, Inc., Benny Richmond, Inc., 877 Management Corporation, King Technologies, Inc., King Radio Corporation, United States Financial Group, Inc., JSV Acquisition Corporation, Chase Capital, Inc, Berkshire International, Inc. and Dunhall Pharmaceuticals, Inc.


                                     12
Richard C. Turner has been Treasurer and Chief Financial Officer of the Company since June 2001, and became a Director of the Company in January 2004. From September 1990, until he joined the Company in June 2001, Mr. Turner worked in the office of Glenn G. Schanel, CPA, assisting clients with accounting, tax and office technology issues. Mr. Turner has served as Vice President of Finance at First American Bank, Lake Worth, Florida, where he was responsible for the bank's financial reporting, budgeting and cost accounting. A 1981 graduate of Rutgers University, Mr. Turner attended graduate school at New York University.

Matthew Salmon has been a Director of the Company since January 2004. Since November 2000, Mr. Salmon has been President of Upstream Consulting, a Public Affairs consulting company. From November 1994 until November 2000, Mr. Salmon served in the United States House of Representatives, representing Arizona's First Congressional District.

Barry M. Goldwater, Jr., was formerly the President of B2 Solutions, a Public and Government Affairs enterprise. Prior to joining B2 Solutions he served as a General Partner for 13 equipment leasing partnerships. Mr. Goldwater's background includes 14 years as a United States Congressman and 8 years as a series seven-registered representative and member of the New York Stock Exchange. Currently and for the past 8 years he has performed Government and public affairs service for his client companies. He represents his client companies before congress and the United States Government as well as the California and Arizona state legislatures. While in congress he served on committees that had jurisdiction over Energy, Aviation, Space, Defense and Public Works. Mr. Goldwater served on the joint committee on energy, which responded to the oil crisis on 1974.

Douglas Sizemore was the former Insurance Commissioner for the State of Tennessee from 1995-1999. Prior to his position with the state Mr. Sizemore was the President of Johnston City Insurance Agency, Inc, dating back to 1959.Currently he is a consultant to numerous insurance carriers, and he is well recognized in the insurance industry.

Norman E. Taplin is an attorney, concentrating his practice in the areas of regulatory insurance, administration law, corporate and commercial law representing companies, industries, business matters involving governmental regulation, the securing and maintaining of licenses, governmental approvals and other regulatory issues, real estate, estate planning and probate. He is also involved in matters regarding the establishment of new businesses, real estate developments, and other transactions which may or may not involve governmental regulation. Mr. Taplin has been active in insurance matters since 1975 and has represented a variety of insurance companies in the United States, District of Columbia and select foreign jurisdictions. He is also a member of NALC, and has been appointed to the Hurricane Advisory Board in Georgia.

Michael Camilleri is a principal of Preferred Insurance Capital Consultants, LLC. Preferred specializes in actuarial, litigation support and insurance management consulting services. Mr. Camilleri has previously served as Senior Vice President of Insurance Service Office, Inc. From 1996 to 1999, he was President of Insurance Data Resources, Inc. (IDR) and IDR Statistical Services, Inc. (IDRSS), national worker compensation ratiing organizations. Prior to joining IDR in 1996, Mr. Camilleri was a senior partner and head of the insurance regulatory and health practices for Adorno & Zeder, P.A. From 1978 to 1991 he was with the National Council on Compensation Insurance, Inc. (NCCI), where he served as Senior Vice President and General Counsel. At NCCI, Mr.
                                     13
Camilleri directed the Legal, National Affairs, Public Affairs and Residual Markets division. During his career with NCCI, he managed countrywide workers compensation assigned risk plans and reinsurance pools, established a prototype National Affairs Department, managed all internal and external affairs, provided oversight on multi state and federal issues including testimony before U.S. Congress, and served as Secretary to the Board of Directors. Mr. Camilleri is the author of texts and articles on workers compensation and health care and is a widely sought speaker on workers compensation and health related issues at national conferences. He also serves as a principal and General Counsel of First Commercial Insurance Company and Chairman & CEO of Newport Star Reinsurance Company.

Our Board of Directors has determined that we have at least one financial expert, Richard C. Turner, serving on our audit committee. Since Mr. Turner is an officer of the Company, as well as a director, he is not considered independent.

ITEM 6     Executive Compensation.

Prior to January 5, 2004, when the Company was spun off from eCom, our executive officers were paid by eCom. After the Company was spun off from eCom, Richard
C. Turner, our Chief Financial Officer, has been paid an annual salary of $50,000, plus a minimum annual bonus of $50,000. No other executive officer currently receives compensation from the Company.

We have agreed to issue to our independent directors, but have not yet issued, warrants to purchase a total of 1,500,000 shares of our Common Stock at an exercise price of $.01 per share, as compensation for their directorial and consulting services.

ITEM 7     Certain Relationships and Related Transactions.

There have been no transactions, and there are no proposed transactions, between the Company and any of its Directors, executive officers or beneficial owners of five percent or more of the Company's Common Stock, or any member of their immediate families, as to which the Director, officer, beneficial owner, or family member had a material interest.


ITEM 8     Description of Securities.

Authorized Stock. The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $.0001 par value.

Common Stock. As of November 30, 2004, 15,723,903 shares of our Common Stock were issued and outstanding, and an additional 1,595,000 shares had been subscribed to but were not yet issued. Of these shares, only the 2,497,756 shares retained by those who were shareholders prior to our acquisition of assets from ACHI are freely tradable.

The holders of our Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore and to share pro

                                     14
rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding.

Certain Florida Legislation. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of that corporation (or their affiliates). Florida law and the Company's Articles of Incorporation and Bylaws also authorize the Company to indemnify its directors, officers, employees and agents. In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

Transfer Agent. The Company's Transfer Agent is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.


                                    PART II

ITEM 1 Market Price of and Dividends on the Company's Common Stock and Related Shareholder Matters.

Market for Common Stock. There is currently no trading market for the Company's Common Stock and there can be no assurance that any trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to file a Registration Statement with the Securities and Exchange Commission to register for resale certain shares previously issued, and to register additional shares for sale in order to raise additional capital. Upon effectiveness of the Registration Statement, the Company intends to have its common stock listed for trading on the American Stock Exchange.

If, for any reason, the Company does not meet the qualifications for listing on a major stock exchange, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.
Security Holders. The Company has approximately 5,500 shareholders. The Company has 1,621,209 shares subject to options, at an exercise price of $.01 per share.

Dividends. There have been no cash dividends declared or paid since the Company was formed, and no dividends are contemplated to be paid in the foreseeable future.



                                     15
ITEM 2     Legal Proceedings.

The Company is not a party to any legal proceedings, except for an Involuntary Bankruptcy Petition filed by the Company against eCom, which proceeding is pending in the Federal District Court in Broward County, Florida.

ITEM 3     Changes in and Disagreements with Accountants.

During the last two fiscal years, the Company has not had any changes in or disagreements with its accountants.

ITEM 4     Recent Sales of Unregistered Securities.

In February 2004, the Company issued 13,561,804 shares of its common stock to American Capital Holdings, Inc. in connection with the Company's acquisition of certain assets from that company (See "Description of Business - Acquisition of American Capital Holdings"). Inasmuch as American Capital Holdings had access to comprehensive information about the Company, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and setting forth appropriate restrictions on their transfer or sale.

ITEM 5     Indemnification of Directors and Officers.

The Company's bylaws provide for indemnification of its officers, directors and agents against legal expenses, judgments, fines, settlements and other amounts reasonably incurred by such persons after having been made or threatened to be made a party to legal action. Payment of such amounts may also be made in advance if expenses are likely to be incurred by officers, directors or agents in defense of any such action. The extent, amount and eligibility for the indemnification provided will be determined by the Board of Directors. These indemnifications will be made by a majority vote of a quorum of directors, including any director who is a party to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum of shareholders including any shareholder who is a party to such action, suit or proceeding.

The Company is further authorized by the bylaws to purchase insurance for indemnification of any person as provided by the bylaws and to the extent provided by Florida law. The Company at this time has no insurance coverage for officers and directors and has not expended any funds to obtain such insurance policies to insure or indemnify directors or officers against any liabilities that may occur. Management reserves the right to obtain such insurance.

Florida Statutes Section 607.0850 authorizes indemnification of officers, directors, employees and agents in instances constituting: (1) certain violations of criminal law which the person did not know were illegal, or (2) actions taken in good faith by persons which were intended to be in the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of ACH pursuant to the foregoing provisions or otherwise, the Company have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the
                                     16
Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by of expenses incurred or paid by a director, officer or controlling person of ACH in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by ACH is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.







Financial Statements and Supplementary Data

FINANCIAL STATEMENTS


American Capital Holdings, Inc.                      May 31, 2004



INDEX - PART F/S

                                                             PAGE NO.

ITEM 1             FINANCIAL STATEMENTS

        Independent Auditors' Report . . . . . . . . . . . . .  F-2

        Consolidated Balance Sheet
         May 31, 2004  . . . . . . . . . . . . . . . . . . . .  F-3

        Consolidated Statement of Operations
         For The Twelve Months Ended May 31, 2004  . . . . . .  F-4

        Consolidated Statement of Changes in Shareholders' Equity
         From June 1, 2003 Through May 31, 2004  . . . . . . .  F-5

        Consolidated Statement of Cash Flows
         For The Twelve Months Ended May 31, 2004  . . . . . .  F-6

        Notes to Consolidated Financial Statements . . . . . .  F-8






                                     F-1

                                     17


                       Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                       Independent Auditors' Report


To the Board of Directors and Stockholders
American Capital Holdings, Inc.

We have audited the accompanying consolidated balance sheet of American Capital Holdings, Inc. as of May 31, 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the period from June 1, 2003 through May 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of American Capital Holdings, Inc. as of May 31, 2004 and the results of its consolidated operations and cash flows for the period from June 1, 2003 through May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/Wieseneck, Andres & Company, P.A.

North Palm Beach, Florida
November 10, 2004






                                      F-2
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
MAY 31, 2004

   ASSETS
       Current Assets
            Cash and Cash Equivalents                  $      22,614
            Notes Receivable                                 138,952
            Loans Receivable Related Parties (net)            27,067
            Prepaid Expenses                                  87,197
            Marketable Securities                          2,963,178
                                                         ------------
                Total Current Assets                       3,239,008
                                                         ------------

       Property and Equipment, net                            43,472
                                                         ------------

       Other Assets
            Intangible Assets, net                         2,960,668
            Goodwill                                       8,209,071
            Security Deposit                                   3,110
                                                         ------------
                Total Other Assets                        11,172,849
                                                         ------------
   TOTAL ASSETS                                        $  14,455,329
                                                         ============
   LIABILITIES & STOCKHOLDERS' EQUITY
     Liabilities
            Current Liabilities
               Accounts Payable                        $      27,806
               Accrued Expenses                               11,021
               Loan Payable Related Party                     57,681
               Current Portion of Notes
                   and Loans Payable                         834,977
                                                         ------------
               Total Current Liabilities                     931,485
                                                         ------------
        Total Liabilities                                    931,485
                                                         ------------
        Stockholders' Equity
            Common Stock $.0001 par value, 100 million
             shares authorized, 15,723,903 shares issued
             and outstanding, 1,300,000 shares unissued        1,702
            Paid-in-Capital                               14,686,363
            Accumulated Deficit                             (651,224)
            Accumulated Comprehensive Loss                  (512,997)
                                                         ------------
     Total Stockholders' Equity                           13,523,844

TOTAL LIABILITIES & STOCHHOLDERS' EQUITY               $  14,455,329
                                                         ============

See accompanying summary of accounting policies and notes to financial statements.

                                      F-3
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED
MAY 31, 2004

         Revenues
                 Net Sales                           $          -
                 Cost of Sales                             (3,952)
                                                      ------------
                     Gross Profit                          (3,952)

         Operating Expenses
                 General and Administrative               122,647
                 Bad Debt                                 343,995
                 Sales and Marketing                       13,391
                 Impairment Expense                         6,493
                                                      ------------
               Total Operating Expenses                   486,526

                                                      ------------
               Loss from Operations                      (490,478)
                                                      ------------
         Other Income (Expense)
                 Interest Income                            2,260
                 Interest Expense                         (23,006)
                 Loss on Disposition of Common Stock     (140,000)

                                                      ------------
                     Net Other Expenses                  (160,746)
                                                      ------------
      Net Loss Before Other Comprehensive Losses         (651,224)
                                                      ------------
         Other Comprehensive Income / (Loss)
             Unrealized Holding Loss During Period       (537,604)
             Unrealized Holding Gain During Period         24,607)
                                                      ------------
         Net Other Comprehensive Loss                    (512,997)
                                                      ------------
     Net Loss                                         $(1,164,221)
                                                      ============


Basic and Diluted
 Net Loss Per Common Share                            $      (.18)
                                                      ============


Weighted Average Shares Outstanding                     6,551,685
                                                      ============


See accompanying summary of accounting policies and notes to financial statements.



                                      F-4
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JUNE 1, 2003 THROUGH MAY 31, 2004

                  Number          Add'l Paid
                    Of    At Par  in Capital  Retained  Accum. other      Total
                  Shares   Value  & Treasury  Earnings  Comprehen-  Stockholder
                  Issued  $.0001    Stock       (Loss)   sive Inc.       Equity
                ---------- ------ ----------- ---------- ---------- -----------
Balance,
 May 31, 2003           5  $   0     $    0    $     0    $     0    $       0

Cancellation of
 Common Stock held
 by eCom eCom          (5)    (0)        (0)         0          0            0

Issuance of
 Common Stock to
 eCom eCom.com Inc.
 shareholders    2,497,756    250          -          -          -         250

Issuance of
 Common Stock
 for the acquisition
 of ACHI, Inc.
 assets.        13,226,147  1,322  13,176,443        -          -   13,177,765

Issuance of
 Detachable warrants     -      -      10,050        -          -       10,050

Purchase of
 IS Direct Agency NY
 for 800,000,
 subscribed but
 unissued shares         -     80     999,920        -          -    1,000,000

Conversion of
 $500,000 Debt to
 stock - unissued        -     50     499,950        -          -      500,000

Accumulated other
 comprehensive
 loss, net               -      -          -         -    (512,997)   (512,997)

Net Operating Loss       -      -          -   (651,224)         -    (651,224)
                ---------- ------ ----------- ---------- ---------- -----------
Balance,
  May 31, 2004  15,723,903 $1,702 $14,686,363 $(651,224) $(512,997) $13,523,844
                ========== ====== =========== ========== ========== ===========



See accompanying summary of accounting policies and notes to financial statements.


                                      F-5
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED MAY 31, 2004


Cash Flows From Operating Activities
    Cash received from customers                            -
    Cash paid to suppliers of goods
        and services                               $ (143,268)
    Income Taxes Paid                                       -
    Interest Paid                                     (13,691)
    Interest Received                                       -
                                                _______________
        Net Cash Flows Used in
         Operating Activities                        (156,959)
                                                _______________
Cash Flows From Financing Activities
    Proceeds of Loans from Stockholders               329,997
    Proceeds of Loans from Related Company             57,661
    Collection of Loan From Related Company            25,793
    Loan to Related Company                           (27,067)
    Loan to Related Company                          (343,995)
    Purchase of Common Stock                         (362,816)
    Loan Proceeds Converted to Common Stock           500,000
                                                _______________
        Net Cash Flows Provided By
         Financing Activities                         179,573
                                                _______________
Net Increase in Cash                                   22,614

Cash and Cash Equivalents at
 Beginning of Period, June 1, 2003                          0
                                                _______________
Cash and Cash Equivalents at
End of Period, May 31, 2004                       $    22,614
                                                ===============
















See accompanying summary of accounting policies and notes to financial statements.


                                     F-6

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED MAY 31, 2004



Reconciliation of Net Loss to Net Cash Flows Used in Operating Activities


    Net Loss                                     $ (1,164,221)
    Cash was increased by:
        Other Comprehensive Income                    512,997
        Loss on Disposition of Common Stock           140,000
        Valuation Loss                                  6,493
        Amortization                                        -
        Depreciation                                    3,952
        Bad Debt adjustment                           343,995
        Increase in Accounts Payable                   27,806
        Increase in Accrued Expenses                    1,706
    Cash was decreased by
        Increase in Prepaid Expenses                  (26,577)
        Increase in Security Deposits                  (3,110)
                                                _______________
        Net Cash Flows Used in
         Operating Activities                    $   (156,959)
                                                ===============


Supplemental Disclosures
Of Non Cash Investing and
Financing Activities:
------------------------
On February 29, 2004 the Company acquired approximately $137,000 in notes receivable, common and preferred stock in various entities valued at $3.1 million, equipment of $47,000, intangible assets of $6,000, intellectual property valued at $3.5 million, various prepaid assets valued at $92,000, goodwill of $7.2 million and assumed $1,005,000 in debt for the issuance of 13,226,147 shares of the Company's common stock.












See accompanying summary of accounting policies and notes to financial statements.


                                      F-7

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004

NOTE A - NATURE OF OPERATIONS

American Capital Holdings, Inc. (the "Company") was incorporated in the State of Florida on January 27, 1999 as U S Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 19, 2003, the Company changed its name to USA SportsNet Company, and on December 12, 2003 changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

IS Direct Agency, Inc. ("ISDA") was incorporated in the State of Florida on May 20, 2004. On May 21, 2004 ISDA acquired the assets of IS Direct Agency, Inc., a New York Corporation. ISDA provides internet based term life insurance quotes.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model using Company developed e-commerce concepts to sell sports products.

The Spin-Off. The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

Acquisition from American Capital Holdings. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI). On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company acquired certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 84.1% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares, and agreed to issue to ACHI

See accompanying independent accountants' audit report.


                                      F-8
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004

NOTE A - NATURE OF OPERATIONS (CONTINUED)

49,955,112 shares. ACHI agreed to accept the issuance of 13,561,804 shares at closing, and assigned its right to receive the 13,561,804 shares to its principle, Barney A. Richmond, now the President of the Company. The remaining 36,393,308 shares were reserved for issuance by the Company in connection with future acquisitions and financings. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. Of the 36,393,308 shares reserved for future issuance, 2,162,099 shares have now been issued to the shareholders of Spaulding Ventures, LLC, in replacement of shares of ACHI to be issued to Spaulding in connection with a prior acquisition of assets by ACHI from Spaulding.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation, Use of Estimates
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue and Dividends from investments is recognized at the time the investment dividends are declared payable by the underlying investment. Capital Gains and losses are recorded on the date of sale of the investment.

Cash
Cash consists of deposits in banks and other financial institutions having original maturities of less than ninety days.

Allowance for Doubtful Accounts
It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

Depreciation
Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method.



See accompanying independent accountants' audit report.





                                      F-9
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Amortization
The accounting for a recognized intangible asset acquired after June 30, 2001 is based on its useful life to the Company. If an intangible asset has a finite life, but the precise length of that life is not known, that intangible asset shall be amortized over management's best estimate of its useful life.
An intangible asset with a indefinite useful life is not amortized. The useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Investments
Investments are stated at the lower of cost and market value.


NOTE C -  NOTES RECEIVABLE

Notes Receivable at May 31, 2004 consist of the following:

   An 8% non-collateralized note that matures in December 2004,
   Interest is payable quarterly.  Included in the balance is
   $11,963 of accrued interest receivable.                        $ 111,963

   A 4% non-collateralized note due on demand.  Included in
   the balance is $1,989 of accrued interest receivable.             26,989
                                                                  ----------
       Total Notes Receivable                                     $ 138,952
                                                                  ==========

Management has made a determination that all of the notes receivable are collectable and therefore, has not established an allowance for doubtful accounts.


NOTE D - LOANS RECEIVABLE RELATED PARTIES

The three loans receivable from related corporate entities are non-collateralized, non-interest bearing and are due on demand.

The loans due as of May 31, 2004 are as follows:

    eCom eCom.com Inc.       $  27,067
    Freedom 4 Wireless, Inc.   343,995
     Less bad debts           (343,995)
                              ---------
        Total                $  27,067
                              =========


See accompanying independent accountants' audit report.

                                     F-10
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE E - INVESTMENTS

The Company accounts for its investments in common stock using the equity method for those investments which the Company does not own a controlling interest. These investments are currently recorded at cost. The Company's share of the investors earnings or losses, if any, are not available at the date of these financial statements. No quoted market price is available for these investments.

The Company accounts for investments in common stock for which there is a quoted market price as an Available-for-Sale security under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

On May 31, 2004, investments consisted of the following:

Equity Method of Accounting
Investment Securities at Cost
   @Visory, LLC                          $   112,500
   Brilliant Coatings, Inc.                  250,000
   Century Aerospace Corporation             285,000
   eSmokes, Inc.                             100,000
   Efficien, Inc.                            287,000
   Smartpill Diagnostics, Inc.               770,000
   Metroflex, Inc.                           900,000
                                          -----------
Total Equity Method Securities at Cost     2,704,500

Available-for-Sale method of accounting
  eCom eCom.com Inc.                         258,678
                                          -----------
    Total Available-for-Sale securities      258,678
                                          -----------
Total Investment Securities              $ 2,963,178
                                          ===========

Equity Method Securities:

@Visory, LLC is a limited liability company located in East Aurora NY. The Company owns 250,000 Series A units of @Visory LLC. The Company's investment amounts to 1.2% of the outstanding units of @Visory, LLC. @Visory, LLC is taxed as a partnership, not publicly traded. As of May 31, 2004 @Visory, LLC had investments in the following companies: Appraisal.com; SmartPill Diagnostics; Efficien; Liquid Matrix; Saturn Internet Reservations; StudentVoice; Synacor; and Yipee, Inc.




See accompanying independent accountants' audit report.

                                     F-11
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004

NOTE E - INVESTMENTS (CONTINUED)

Brilliant Coatings is a Nevada Corporation. The Company owns 15,000,000 common shares of Brilliant Coatings. The Company's investment amounts to 2.3% of the outstanding common shares of Brilliant Coatings Inc.

Century Aerospace is a Delaware Corporation. The Company owns 57,000 common shares of Century Aerospace. The Company's investment amounts to .7% of the outstanding common shares of Century Aerospace

eSmokes, Inc is a Florida Corporation. The company owns 300,000 common shares of eSmokes, Inc. The Company's investment amounts to 3.3% of the outstanding shares of eSmokes, Inc.

Efficien, Inc. is a Delaware Corporation. The Company owns 500,000 common shares of Efficien. The Company's investment amounts to 11.9% of the outstanding common shares of Efficien, Inc. Efficent specializes in the development of internet based applications to improve the efficiency of hospital supply and material flow through an integrated application service provider (ASP) solution.

SmartPill Diagnostics, Inc. is a Delaware Corporation. The Company owns 1,194,824 Series A preferred shares of SmartPill Diagnostics, Inc. The Company's investment amounts to 11.60% of the outstanding shares of SmartPill Diagnostics, Inc. SmartPill Diagnostics is a leading developer of SmartPill
Capsule endoscopy technology.   About the size of a vitamin pill, the SmartPill
Capsule is a capsule endoscopy device that uses patented technology to measure peristaltic pressure, pH and transit time, and determine real-time location; factors that aid Gastroenterologists in the diagnosis of such GI motility disorders as Gastroparesis and Dyspepsia. The patient benefits from a more accurate diagnosis and a more comfortable, non-invasive, non-surgical approach to GI exploratory examinations.


Metroflex, Inc. is a Delaware Corporation. The Company owns 900,000 common shares of Metroflex, Inc. Metroflex's MetroFlexCard operates as a MasterCard debit card. The card enables employers to set up programs through which employees can pay for commuter expenses-mass transit and parking expenses on a pretax basis.

Available-for-Sale Securities:

eCom eCom.com, Inc. is a Florida Corporation and trades on the OTC/BB:ECEC. The company which was the former parent of USA SportsNet Company now American Capital Holdings, Inc., owns 1,437,100 common shares of eCom. The Company's investment amounts to 2.9% of the outstanding shares of eCom. The cost for this investment as of May 31, 2004 was $235,071. On May 31, 2004 the market value based on a closing bid price of 0.16 per share was $258,678. The difference in cost versus market value is recorded as Accumulated Other Comprehensive Income of $23,607.

See accompanying independent accountants' audit report.
                                     F-12
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE F - PROPERTY AND EQUIPMENT

Equipment consisting of various Cisco routers, switches, cables, and dual speed hubs were acquired from a company owned by a majority stockholder of American Capital Holdings, Inc. The equipment is being used to support a hosting operations center. Depreciation expense of $3,952 has been recorded as of May 31, 2004.


NOTE G - PREPAID EXPENSES

Prepaid expenses consist principally of amounts paid for auditing work for the Company, along with marketing and research material to be used for investor relations.


NOTE H - INTANGIBLE ASSETS


On February 29, 2004, the Company received intellectual property rights when it acquired 53,910,922 common shares of Air Media Now, Inc. from a related company. The fair value of the publicly traded shares at date of receipt was $3,469,622. The Intellectual property rights were not amortized at February 29, 2004. Management reviews intangible assets for impairment annually. Intangible assets with a finite useful life acquired after June 30, 2001 are amortized over their useful lives to the company. Intangible assets acquired after June 30, 2001 having a infinite useful life are recovered at their fair value and are not amortized. Management reviews all intangible assets for impairment annually. Market value of the Air Media Now property decreased between February 29, 2004 and May 31, 2004. This decrease has been recorded has been recorded as a decrease in paid in capital of $536,604.


NOTE I - OTHER ASSETS

Other assets consist primarily of security deposits on the lease of office facilities.


NOTE J - Loan Payable Related Party

A non-interest bearing, non-collateralized loan payable to a related company in the amount of $57,681 is due on demand.






See accompanying independent accountants' audit report.

                                     F-13
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE K - PROMISSORY NOTES

Promissory Notes as of May 31, 2004 consisted of:
                                                        May 31, 2004
                                                      ---------------
Four interest bearing, non-collateralized
loans.  The loans have various maturities
throughout 2004.                                         $ 494,950
                                                         ----------
     Total Notes Payable                                   494,950
     Less Current Portion                                 (494,950)
                                                         ----------
     Net Long-term Debt                                  $       0
                                                         ==========
The short-term notes payable mature as follows:
     May 31, 2004                                        $ 494,950
                                                         ==========
Two non-interest bearing, non-collateralized loans
     due on demand                                       $ 340,027
                                                         ==========

The notes and loans can be converted to shares of the Company's $.0001 par value common stock at the option of the holder. The notes pay interest at 10% per annum. Interest is paid quarterly. The loan can be converted at 80% of the average closing price of Company's common stock for the preceding five (5) consecutive trading days with a floor of $1. The holder of a $500,000 10% note payable with accrued interest of $9,315 agreed on May 7, 2004 to convert their debt to common shares. By Agreement, the shares of common stock at conversion will not be issued until the effective date of the Company's filings with the United States Securities & Exchange Commission.

NOTE L - WARRANTS

The Company has issued 1,005,000 (505,000 + 500,000) detachable warrants for each dollar of debt as described in Note K above. Management has determined that the value of the detachable warrants to be $.01 on the date of issuance and have charged paid in capital $10,050 during the period. Each warrant entitles the holder to purchase one (1) share of common stock at $.01. The Company also issued 400,000 warrants to one of the former owners of IS Direct Agency for providing his insurance licensing in all fifty states. The warrants can be exercised for $.01 each. An additional 216,209 warrants were issued in connection with the Spaulding acquisition, one warrant for every ten shares owned. Each unit of Spaulding entitled the owner to one warrant with an exercise price of $6.00 each.




See accompanying independent accountants' audit report.


                                     F-14
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE L - WARRANTS (CONTINUED)

The following is a summary of warrants through May 31, 2004:

       Outstanding warrants at the beginning of the year           0
       Warrants issued                                     1,621,209
       Warrants expired                                            0
       Warrants exercised                                          0
                                                         ------------
       Warrants outstanding at May 31, 2004                1,621,209

The warrants expire as follows:

       Expiration Date                  Number of Warrants
       --------------------             ------------------
       September 30, 2004                       75,000
       January 31, 2005                        130,000
       August 15, 2005                         300,000
       December 15, 2005                       500,000
       December 31, 2005                       216,209
       Warrants expiring beyond 2005           400,000
                                          -------------
                                             1,621,209
                                          =============


NOTE M - COMMITMENTS AND CONTINGENCIES

The Company leases approximately 1200 feet office facilities in Palm Beach Gardens, Florida under an operating lease of $3,297 per month which expires on January 31, 2005. ISDA leases approximately 200 square feet of office facilities in Buffalo, NY under a month to month agreement of $425.00 per month. Future minimum lease payments including sales tax as of May 31, 2004 are:
Fiscal Years ending:

            May 31, 2005                        26,373
                                               -------
            Total Minimum Lease Payments      $ 26,373

Rent expense for the Twelve month period ending May 31, 2004 was $8,579.


NOTE N - INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of May 31, 2004 totals approximately $495,000. These carry-forwards, which will be available to offset future taxable income, and expire beginning in May 31, 2024.

See accompanying independent accountants' audit report.
                                     F-15
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE N - INCOME TAXES (CONTINUED)

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (FASB 109). Under FASB 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.


NOTE O - STOCKHOLDERS' EQUITY

To facilitate the purchase of the assets of ACHI, the Company recorded a one for twenty reverse split on the Effective Date of the currently outstanding common stock, while maintaining the conversion and exercise prices of the Senior Notes, the Secured Notes, the Subordinated Notes and the related warrants. All prior period share and per-share amounts have been restated to account for the reverse split. Any fractional shares remaining after the reverse split will be paid out in cash to the shareholder on the Effective Date.

Warrants were granted to Promissory Noteholders with detachable warrants. Management has determined that the fair value of each warrant is $0.01.

The computation of diluted loss per share before extraordinary item for the year ended May 31, 2004 does not include shares from potentially dilutive securities as the assumption of conversion or exercise of these would have an antidilutive effect on loss per share before extraordinary items. In accordance with generally accepted accounting principles, diluted loss per share from extraordinary item is calculated using the same number of potential common shares as used in the computation of loss per share before extraordinary items.

NOTE P - DEFERRED TAX ASSET

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and

See accompanying independent accountants' audit report.
                                     F-16
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004

liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets is as follows:

                                                      May 31, 2004
                                                     --------------
         Loss carry forward for tax purposes          $    495,075
                                                     ==============
         Deferred tax asset (34%)                          168,326
         Valuation allowance                              (168,326)
                                                     --------------
         Net deferred tax asset                                  -
                                                     ==============

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of May 31, 2004 was approximately
$495,000. These carry-forwards, which will be available to offset future taxable income, will expire through the year 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.


NOTE Q - RELATED PARTY TRANSACTIONS

The Company has accounts receivables due from two related company entities. eCom eCom.com, Inc. owes $27,067 for services paid to the Company's transfer agent and accountant. Freedom 4 Wireless, Inc. owes the Company $343,995 for working capital and inventory purchased by ACHI, subsequently purchased by the Company on February 29, 2004. These related party transactions totaled $371,062 on May 31, 2004.


NOTE R - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

See accompanying independent accountants' audit report.
                                     F-17
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TWELVE MONTHS ENDED MAY 31, 2004


NOTE R - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived asset. An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 had no impact on the Company's operating results or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of the FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"("SFAS No. 145"). SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted on June 1, 2003 and did not have a material effect on the Company's financial position or results of operations.

The FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and is effective for financial instruments entered into after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. The Company has adopted SFAS No. 150 and the adoption has had no impact on the Company's operating results or financial position.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No.142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's consolidated financial statements as of the date of this report.


See accompanying independent accountants' audit report.
                             F-18





American Capital Holdings, Inc.                      August 31, 2004



INDEX - PART F/S

                                                             PAGE NO.

ITEM 1             FINANCIAL STATEMENTS

        Independent Accountants' Report  . . . . . . . . . . . .  F-20

        Consolidated Balance Sheets
         August 31 2004 and May 31, 2004  . .. . . . . . . . . .  F-21

        Consolidated Statement of Operations
         Three Months Ended August 31, 2004 and August 31, 2003.  F-22

        Consolidated Statement of Changes in Shareholders' Equity
         from June 1, 2003 Through August 31, 2004 . . . . . . .  F-23

        Consolidated Statement of Cash Flows
         for the Three Months Ended August 31, 2004 and 2003 . .  F-24

        Notes to Consolidated Financial Statements . . . . . . .  F-26



























                                      F-19
                       Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                       Independent Accountants' Report


To the Board of Directors and Stockholders
American Capital Holdings, Inc.
Palm Beach Gardens, Florida

We have reviewed the accompanying consolidated balance sheet of American Capital Holdings, Inc. as of August 31, 2004 and the related consolidated statements of operations and cash flows for the three months ended August 31, 2004 and 2003, and statement of changes in shareholders' equity from June 1, 2003 through August 31, 2004, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Capital Holdings, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



/s/Wieseneck, Andres & Company, P.A.


North Palm Beach, Florida
November 17, 2004











                                      F-20
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
                                                AUGUST 31, 2004   MAY 31, 2004
ASSETS
    Current Assets
         Cash and Cash Equivalents              $     220,873  $      22,614
         Notes Receivable                             141,212        138,952
         Loans Receivable Related Parties (net)       388,936         27,067
         Prepaid Expenses                              95,162         87,197
         Marketable Securities                      2,495,065      2,963,178
         Other Current Assets                         100,000              -
                                                  ------------   ------------
             Total Current Assets                   3,441,248      3,239,008
                                                  ------------   ------------

    Property and Equipment, net                        40,862         43,472
                                                  ------------   ------------
    Other Assets
         Intangible Assets, net                     1,887,116      2,960,668
         Goodwill                                   8,209,071      8,209,071
         Security Deposit                               3,110          3,110
                                                  ------------   ------------
             Total Other Assets                    10,099,297     11,172,849
                                                  ------------   ------------
TOTAL ASSETS                                    $  13,581,407  $  14,455,329
                                                  ============   ============
LIABILITIES & STOCKHOLDERS' EQUITY
  Liabilities
         Current Liabilities
            Accounts Payable                    $      23,235  $      27,806
            Accrued Expenses                           12,879         11,021
            Loan Payable Related Parties              318,954         57,681
            Current Portion of Notes
                and Loans Payable                   1,059,977        834,977
                                                  ------------   ------------
            Total Current Liabilities               1,415,045        931,485
                                                  ------------   ------------
     Total Liabilities                              1,415,045        931,485
                                                  ------------   ------------
     Stockholders' Equity
         Common Stock $.0001 par value, 100 million
          shares authorized, 15,723,903 shares issued
          and outstanding, 1,325,000 unissued           1,705          1,702
         Paid-in-Capital                           14,711,360     14,686,363
         Accumulated Deficit                         (917,386)      (651,224)
         Accumulated Comprehensive Loss            (1,629,317)      (512,997)
                                                  ------------   ------------
  Total Stockholders' Equity                       12,166,362     13,523,844
                                                  ------------   ------------
TOTAL LIABILITIES & STOCHHOLDERS' EQUITY         $ 13,581,407  $  14,455,329
                                                  ============   ============

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.


                                     F-21
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED
AUGUST 31, 2004 AND 2003

                                             AUGUST 31, 2004   AUGUST 31, 2003

       Revenues
               Net Sales                       $         66      $          -
               Cost of Sales                         (4,010)                -
                                                ------------      ------------

                   Gross Profit                      (3,944)                -

       Operating Expenses
               General and Administrative           243,862                 -
               Sales and Marketing                   13,551                 -
               Amortization                           1,299                 -
                                                ------------      ------------
             Total Operating Expenses               258,712                 -

                                                ------------      ------------
             Loss from Operations                  (262,656)                -
                                                ------------      ------------
       Other Income (Expense)
               Interest Income                        2,464                 -
               Interest Expense                     (12,604)                -
               Gain on Disposition
                  of Marketable Securities            6,636                 -
                                                ------------      ------------
                   Net Other Expenses                (3,506)                -
                                                ------------      ------------
    Net Loss Before Other Comprehensive Losses     (266,162)                -

       Other Comprehensive Income / (Loss)
           Unrealized Holding Loss During Period (1,116,320)                -
                                                ------------      ------------
       Total Comprehensive Loss                  (1,116,320)                -
                                                ------------      ------------
    Net Loss                                   $ (1,382,482)     $          0
                                                ============      ============


Basic and Diluted
 Net Loss Per Common Share                     $       (.09)     $          -
                                                ============      ============


Weighted Average Shares Outstanding              15,723,903                 5
                                                ============      ============


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                      F-22

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JUNE 1, 2003 THROUGH AUGUST 31, 2004

                                  Add'l Paid
               Number of  At Par  in Capital  Retained  Accum. other      Total
                  Shares   Value  & Treasury  Earnings  Comprehen-  Stockholder
                  Issued  $.0001    Stock       (Loss)   sive Inc.       Equity
                ---------- ------ ----------- ---------- ---------- -----------
Balance 6/01/03         5  $   0      $    0   $     0    $      0   $       0

Cancellation of Common Stock
 held by eCom eCom     (5)    (0)         (0)        0           0           0

Issuance of Common Stock
To eCom eCom.com Inc.
 shareholders    2,497,756    250          -         -           -         250

Issuance of Common Stock
 for the acquisition
 of ACHI, Inc.
assets.         13,226,147  1,322  13,176,443        -           -  13,177,765

Issuance of
 detachable warrants     -      -      10,050        -           -      10,050

Purchase of IS Direct
 Agency NY for 800,000,
 subscribed but
 unissued shares         -     80     999,920        -           -   1,000,000

Conversion of
 $500,000 Debt
 to stock - unissued     -     50     499,950        -           -     500,000

Accumulated other
 Comprehensive loss      -      -          -         -    (512,997)   (512,997)

Net Operating Loss       -      -          -   (651,224)         -    (651,224)
                ---------- ------ ----------- ---------- ---------- -----------
Balance 5/31/04 15,723,903  1,702  14,686,363  (651,224)  (512,997) 13,523,844

Sale of 25,000
 shares of Common
 Stock - unissued        -      3      24,997        -           -      25,000

Accumulated other
 Comprehensive Loss      -      -          -         -  (1,116,320) (1,116,320)

Net Operating Loss       -      -          -   (266,162)         -    (266,162)
                ---------- ------ ----------- ---------- ---------- -----------
Balance 8/31/04 15,723,903 $1,705 $14,711,360 $(917,386)$(1,629,317)$12,166,362
                ========== ====== =========== ========== ========= ============

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                     F-23

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AUGUST 31, 2004 AND 2003

                                             AUGUST 31, 2004   AUGUST 31, 2003


Cash Flows From Operating Activities
    Cash received from customers               $         66      $          -
    Cash paid to suppliers of goods
        and services                               (270,080)                -
    Income Taxes Paid                                     -                 -
    Interest Paid                                   (10,616)                -
    Interest Received                                   204                 -
                                              _______________  _______________
        Net Cash Flows Used in
         Operating Activities                      (280,426)                -
                                              _______________  _______________
Cash Flows From Investing Activities
    Purchase of Equipment                            (1,400)                -
    Deposit Made on Insurance Carrier in Escrow    (100,000)                -
    Sale of Marketable Securities                   776,636                 -
    Purchase of Marketable Securities              (375,000)                -
                                              _______________  _______________
        Net Cash Flows Provided By
         (Used In) Investing Activities             300,236                 -
                                              _______________  _______________
Cash Flows From Financing Activities
    Loans from Related Companies                  1,084,993                 -
    Repayment of Loans from Related Companies      (906,543)                -
    Proceeds from Sale of Stock                      25,000                 -
    Payments on Notes Payable                       (25,000)                -
                                              _______________  _______________
        Net Cash Flows Provided By
         Financing Activities                       178,450                 -
                                              _______________  _______________
Net Increase / (Decrease) in Cash                   198,260                 -

Cash and Cash Equivalents at
 Beginning of Period, June 1, 2004 and 2003          22,614                 0
                                              _______________  _______________
Cash and Cash Equivalents at
End of Period, August 31, 2004 and 2003        $    220,874     $           0
                                              ===============  ===============






See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.



                                     F-24
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AUGUST 31, 2004 AND 2003


Reconciliation of Net Loss to Net Cash Flows Used in Operating Activities

                                             AUGUST 31, 2004   AUGUST 31, 2003

    Net Income (Loss)                          $ (1,382,482)     $          -
    Cash was increased by:
        Increase in accrued expenses
         Other Comprehensive Income               1,116,320                 -
         Valuation Loss
         Amortization                                 1,299                 -
         Depreciation                                 4,010                 -
         Increase in Accrued Expenses                 1,858                 -
    Cash was decreased by
         Gain on Sale of Marketable Securities       (6,636)
         Decrease in Accounts Payable                (4,571)                -
         Increase in Notes Receivable                (2,260)                -
         Increase in Prepaid Expenses                (7,964)                -
                                              _______________  _______________
        Net Cash Flows Used in
         Operating Activities                  $   (280,426)    $           -
                                              ===============  ===============





Supplemental Disclosures
Of Non Cash Investing and
Financing Activities:
------------------------
On February 29, 2004 the Company acquired approximately $137,000 in notes receivable, common and preferred stock in various entities valued at $3.1 million, equipment of $47,000, intangible assets of $6,000, intellectual property valued at $3.5 million, various prepaid assets valued at $92,000, goodwill of $7.2 million and assumed $1,005,000 in debt for the issuance of 13,226,147 shares of the Company's common stock.







See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.






                                      F-25
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE A - NATURE OF OPERATIONS

American Capital Holdings, Inc. (the "Company") was incorporated in the State of Florida on January 27, 1999 as U S Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 19, 2003, the Company changed its name to USA SportsNet Company, and on December 12, 2003 changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

IS Direct Agency, Inc. ("ISDA") was incorporated in the State of Florida on May 20, 2004. On May 21, 2004 ISDA acquired the assets of IS Direct Agency, Inc., a New York Corporation. ISDA provides internet based term life insurance quotes.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model using Company developed e-commerce concepts to sell sports products.

The Spin-Off. The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

Acquisition from American Capital Holdings. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI). On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company acquired certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 84.1% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares, and agreed to issue to ACHI


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                     F-26
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE A - NATURE OF OPERATIONS (CONTINUED)

49,955,112 shares. ACHI agreed to accept the issuance of 13,561,804 shares at closing, and assigned its right to receive the 13,561,804 shares to its principle, Barney A. Richmond, now the President of the Company. The remaining 36,393,308 shares were reserved for issuance by the Company in connection with future acquisitions and financings. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. Of the 36,393,308 shares reserved for future issuance, 2,162,099 shares have now been issued to the shareholders of Spaulding Ventures, LLC, in replacement of shares of ACHI to be issued to Spaulding in connection with a prior acquisition of assets by ACHI from Spaulding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation, Use of Estimates
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue and Dividends from investments is recognized at the time the investment dividends are declared payable by the underlying investment. Capital Gains and losses is recorded on the date of sale of the investment.

Cash
Cash consists of deposits in banks and other financial institutions having original maturities of less than ninety days.

Allowance for Doubtful Accounts
It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

Depreciation
Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method.

Amortization
The accounting for a recognized intangible asset acquired after June 30, 2001 is based on its useful life to the Company. If an intangible asset has a finite life, but the precise length of that life is not known, that intangible


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                    F-27
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

asset shall be amortized over management's best estimate of its useful life.
An intangible asset with a indefinite useful life is not amortized. The useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Investments
Investments are stated at the lower of cost and market value.


NOTE C -  NOTES RECEIVABLE

Notes Receivable at August 31, 2004 consist of the following:

   An 8% non-collateralized note that matures in December 2004, interest is payable quarterly.  Included in the balance is
   $13,971 of accrued interest receivable.                         $113,971

   A 4% non-collateralized note due on demand.  Included in
   the balance is $2,241 of accrued interest receivable.             27,241
                                                                  ----------
       Total Notes Receivable                                      $141,212
                                                                  ==========

Management has made a determination that all of the notes receivable are collectable and therefore, has not established an allowance for doubtful accounts.

NOTE D - LOANS RECEIVABLE RELATED PARTIES

The three loans receivable from related corporate entities are non-collateralized, non-interest bearing and are due on demand.

The loans due as of August 31, 2004 are as follows:

    A Super Deal.com, Inc    $  10,000
    Swap and Shop.net Corp.     10,000
    A Classified Ad, Inc.       10,000
    AAB National Company        10,000
    Pro Card Corporation        10,000
    USAS Digital, Inc.          10,000
    eSecureSoft Company         10,000
    eCom eCom.com Inc.          65,016
    Freedom 4 Wireless, Inc.   597,915
     Less bad debts           (343,995)
                              ---------
        Total                $ 388,936
                              =========

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-28
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE E - INVESTMENTS

The Company accounts for its investments in common stock using the equity method for those investments which the Company does not own a controlling interest. These investments are currently recorded at cost. The Company's share of the investors earnings or losses, if any, are not available at the date of these financial statements. No quoted market price is available for these investments.

The Company accounts for investments in common stock for which there is a quoted market price as an Available-for-Sale security under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

On August 31, 2004, investments consisted of the following:

Equity Method of Accounting
Investment Securities at Cost
   @Visory, LLC                          $   112,500
   Brilliant Coatings, Inc.                  250,000
   Century Aerospace Corporation             285,000
   eSmokes, Inc.                             100,000
   Efficien, Inc.                            287,000
   Smartpill Diagnostics, Inc.               345,000
   Metroflex, Inc.                           900,000
                                          -----------
Total Equity Method Securities at Cost     2,279,500

Available-for-Sale method of accounting
  eCom eCom.com Inc.                         215,565
                                          -----------
    Total Available-for-Sale securities      215,565
                                          -----------
Total Investment Securities              $ 2,495,065
                                          ===========

Equity Method Securities:

@Visory, LLC is a limited liability company located in East Aurora NY. The Company owns 250,000 Series A units of @Visory LLC. The Company's investment amounts to 1.2% of the outstanding units of @Visory, LLC. @Visory, LLC is taxed as a partnership, not publicly traded. As of August 31, 2004 @Visory, LLC had investments in the following companies: Appraisal.com; SmartPill Diagnostics; Efficien; Liquid Matrix; Saturn Internet Reservations; StudentVoice; Synacor; and Yipee, Inc.




See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-29
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE E - INVESTMENTS (CONTINUED)

Brilliant Coatings is a Nevada Corporation. The Company owns 15,000,000 common shares of Brilliant Coatings. The Company's investment amounts to 2.3% of the outstanding common shares of Brilliant Coatings Inc.

Century Aerospace is a Delaware Corporation. The Company owns 57,000 common shares of Century Aerospace. The Company's investment amounts to .7% of the outstanding common shares of Century Aerospace

eSmokes, Inc is a Florida Corporation. The company owns 300,000 common shares of eSmokes, Inc. The Company's investment amounts to 3.3% of the outstanding shares of eSmokes, Inc.

Efficien, Inc. is a Delaware Corporation. The Company owns 500,000 common shares of Efficien. The Company's investment amounts to 11.9% of the outstanding common shares of Efficien, Inc. Efficent specializes in the development of internet based applications to improve the efficiency of hospital supply and material flow through an integrated application service provider (ASP) solution.

SmartPill Diagnostics, Inc. is a Delaware Corporation. The Company owns 1,194,824 Series A preferred shares of SmartPill Diagnostics, Inc. The Company's investment amounts to 11.60% of the outstanding shares of SmartPill Diagnostics, Inc. SmartPill Diagnostics is a leading developer of SmartPill
Capsule endoscopy technology.   About the size of a vitamin pill, the SmartPill
Capsule is a capsule endoscopy device that uses patented technology to measure peristaltic pressure, pH and transit time, and determine real-time location; factors that aid Gastroenterologists in the diagnosis of such GI motility disorders as Gastroparesis and Dyspepsia. The patient benefits from a more accurate diagnosis and a more comfortable, non-invasive, non-surgical approach to GI exploratory examinations. On June 28, 2004 the Company sold all 1,194,824 shares for $776,635.60, resulting in a gain on sale of $6,635.60. On June 30, 2004 the Company purchased 175,909 shares for $375,000.


Metroflex, Inc. is a Delaware Corporation. The Company owns 900,000 common shares of Metroflex, Inc. Metroflex's MetroFlexCard operates as a MasterCard debit card. The card enables employers to set up programs through which employees can pay for commuter expenses-mass transit and parking expenses on a pretax basis.

Available-for-Sale Securities:

eCom eCom.com, Inc. is a Florida Corporation and trades on the OTC/BB:ECEC. The company which was the former parent of USA SportsNet Company now American Capital Holdings, Inc., owns 1,437,100 common shares of eCom. The Company's



See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                    F-30
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE E - INVESTMENTS (CONTINUED)

investment amounts to 2.9% of the outstanding shares of eCom. The cost for this investment as of August 31, 2004 was $235,071. On May 31, 2004 the market value based on a closing bid price of 0.16 per share was $215,565. The difference in cost versus market value is recorded as a deficit in Accumulated Other Comprehensive Income of $19,506.


NOTE F - PROPERTY AND EQUIPMENT

Equipment consisting of various Cisco routers, switches, cables, and dual speed hubs were acquired from a company owned by a majority stockholder of American Capital Holdings, Inc. The equipment is being used to support a hosting operations center. Additional equipment was purchased by IS Direct Agency during the quarter ending August 31, 2004. Depreciation expense of $4,010 has been recorded for the quarter ending August 31, 2004. Accumulated depreciation at August 31, 2004 is $7,962.


NOTE G - PREPAID EXPENSES

Prepaid expenses consist principally of amounts paid for auditing work for the Company, along with marketing and research material to be used for investor relations.


NOTE H - INTANGIBLE ASSETS


On February 29, 2004, the Company received intellectual property rights when it acquired 53,910,922 common shares of Air Media Now, Inc. from a related company. The fair value of the publicly traded shares at date of receipt was $3,469,622. The Intellectual property rights were not amortized at February 29, 2004. Management reviews intangible assets for impairment annually. Intangible assets with a finite useful life acquired after June 30, 2001 are amortized over their useful lives to the company. Intangible assets acquired after June 30, 2001 having a infinite useful life are recovered at their fair value and are not amortized. Management reviews all intangible assets for impairment annually. Market value of the Air Media Now property decreased between February 29, 2004 and August 31, 2004. This decrease has been recorded has been recorded as comprehensive loss, unrealized holding loss during the period totaling approximately $1.6 million.





See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-31
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE I - OTHER ASSETS

Other assets consist primarily of security deposits on the lease of office facilities.


NOTE J - PROMISSORY NOTES

Promissory Notes as of August 31, 2004 consisted of:

                                                      August 31, 2004
                                                      ---------------
Four interest bearing, non-collateralized
loans.  The loans have various maturities
throughout 2004.                                         $  469,950
                                                         -----------
     Total Notes Payable                                    469,950
     Less Current Portion                                  (469,950)
                                                         -----------
     Net Long-term Debt                                  $        0
                                                         ===========
The short-term notes payable mature as follows:
     August 31, 2004                                     $  469,950
                                                         ===========

An additional non-interest bearing, non-collateralized
     loan.                                               $  590,027
                                                         -----------
Total promissory notes and loans payable                 $1,059,977
                                                         ===========


The notes and loans can be converted to shares of the Company's $.0001 par value common stock at the option of the holder. The notes pay interest at 10% per annum. Interest is paid quarterly. The loan can be converted at 80% of the average closing price of Company's common stock for the preceding five (5) consecutive trading days with a floor of $1. The holder of a $500,000 10% note payable with accrued interest of $9,315 agreed on May 7, 2004 to convert their debt to common shares. By Agreement, the shares of common stock at conversion will not be issued until the effective date of the Company's filings with the United States Securities & Exchange Commission.

NOTE K - WARRANTS

The Company has issued 1,005,000 (505,000 + 500,000) detachable warrants for each dollar of debt as described in Note J above. Management has determined that the value of the detachable warrants to be $.01 on the date of issuance and

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-32
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE K - WARRANTS (CONTINUED)

have charged paid in capital $10,050 during the period. Each warrant entitles the holder to purchase one (1) share of common stock at $.01. The Company also issued 400,000 warrants to one of the former owners of IS Direct Agency for providing his insurance licensing in all fifty states. The warrants can be exercised for $.01 each. An additional 216,209 warrants were issued in connection with the Spaulding acquisition, each unit of Spaulding entitled the owner to one warrant with an exercise price of $6.00 each.

The following is a summary of warrants through August 31, 2004:

       Outstanding warrants at the beginning of the year   1,621,209
       Warrants issued                                             0
       Warrants expired                                            0
       Warrants exercised                                          0
                                                         ------------
       Warrants outstanding at August 31, 2004             1,621,209


NOTE L - COMMITMENTS AND CONTINGENCIES

The Company leases approximately 1200 feet office facilities in Palm Beach Gardens, Florida under an operating lease of $3,297 per month which expires on January 31, 2005. ISDA leases approximately 200 square feet of office facilities in Buffalo, NY under a month to month agreement of $425.00 per month. Future minimum lease payments including sales tax as of August 31, 2004 are:
Fiscal Years ending:

            May 31, 2005                        16,908
                                               -------
            Total Minimum Lease Payments      $ 16,908

Rent expense for the three month period ending August 31, 2004 was $10,074.


NOTE M - INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of August 31, 2004 totals approximately $753,600. These carry-forwards, which will be available to offset future taxable income, expire beginning in May 31, 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted



See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-33
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE M - INCOME TAXES (CONTINUED)

accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (FASB 109). Under FASB 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively.
A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.


NOTE N  STOCKHOLDERS' EQUITY

To facilitate the purchase of the assets of ACHI, the Company recorded a one for twenty reverse split on the Effective Date of the currently outstanding common stock, while maintaining the conversion and exercise prices of the Senior Notes, the Secured Notes, the Subordinated Notes and the related warrants. All prior period share and per-share amounts have been restated to account for the reverse split. Any fractional shares remaining after the reverse split will be paid out in cash to the shareholder on the Effective Date.

Warrants were granted to Promissory Noteholders with detachable warrants. Management has determined that the fair value of each warrant is $0.01.

The computation of diluted loss per share before extraordinary item for the three months ended August 31, 2004 does not include shares from potentially dilutive securities as the assumption of conversion or exercise of these would have an antidilutive effect on loss per share before extraordinary items. In accordance with generally accepted accounting principles, diluted loss per share from extraordinary item is calculated using the same number of potential common shares as used in the computation of loss per share before extraordinary items.


NOTE O - DEFERRED TAX ASSET

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-34
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004

NOTE O - DEFERRED TAX ASSET (CONTINUED)

sheets is as follows:
                                                      August 31, 2004
                                                     --------------
         Loss carry forward for tax purposes          $    753,600
                                                     ==============
         Deferred tax asset (34%)                          256,224
         Valuation allowance                              (256,224)
                                                     --------------
         Net deferred tax asset                       $          -
                                                     ==============

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of August 31, 2004 was approximately $753,600. These carry-forwards, which will be available to offset future taxable income, will expire through the year 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

NOTE P - RELATED PARTY TRANSACTIONS

The Company has accounts receivables due from nine related company entities. eCom eCom.com, Inc. owes $65,016 for services paid to the Company's transfer agent and accountant. Freedom 4 Wireless, Inc. owes the Company $597,915 for working capital and inventory purchased by ACHI, subsequently purchased by the Company on February 29, 2004. Addition advances were made of $10,000 into each of the following seven spin-off of eCom; A Super Deal.com, Inc, Swap and Shop.net Corp, A Classified Ad, Inc, AAB National Company, Pro Card Corporation, USAS Digital Inc, and eSecureSoft Company. These related party transactions totaled $388,936 on August 31, 2004. The Company has received loans from Loans and Officer and Directors. As of August 31, 2004, the company owes $285,066 to Barney A. Richmond and $1,372 to Richard C. Turner. The company has received loans of $32,516 from other shareholders.

NOTE Q - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-35
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE Q - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived asset. An impairment loss is recognized if the carrying amount of a long-

lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized.
The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 had no impact on the Company's operating results or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of the FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"("SFAS No. 145"). SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted on June 1, 2003 and did not have a material effect on the Company's financial position or results of operations.

The FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and is effective for financial instruments entered into after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. The Company has adopted SFAS No. 150 and the adoption has had no impact on the Company's operating results or financial position.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-36
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2004


NOTE Q - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

No.142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's consolidated financial statements as of the date of this report.





































See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.



                                   F-37





American Capital Holdings, Inc.                      August 31, 2004



INDEX - PART F/S

                                                             PAGE NO.

ITEM 1             FINANCIAL STATEMENTS

        Independent Accountants' Report  . . . . . . . . . . . . . .  F-39

        Consolidated Balance Sheets
         November 30 2004 and May 31, 2004   . . . . . . . . . . . .  F-40

        Consolidated Statement of Operations
         Six Months Ended November 30, 2004 and November 30, 2003. .  F-41

        Consolidated Statement of Operations
         Three Months Ended November 30, 2004 and November 30, 2003.  F-42

        Consolidated Statement of Changes in Shareholders' Equity
         from June 1, 2003 Through November 30, 2004 . ..  . . . . .  F-43

        Consolidated Statement of Cash Flows
         for the Three Months Ended November 30, 2004 and 2003 . . .  F-44

        Notes to Consolidated Financial Statements . . . . . . . . .  F-46























                                     F-38
                       Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                       Independent Accountants' Report


To the Board of Directors and Stockholders
American Capital Holdings, Inc.
Palm Beach Gardens, Florida

We have reviewed the accompanying consolidated balance sheet of American Capital Holdings, Inc. as of November 30, 2004 and May 31, 2004, and the related consolidated statements of operations, for the three-month periods and the six-month periods ended November 30, 2004 and 2003, the consolidated statement of changes in stockholders' equity from June 1, 2003 through November 30, 2004, and the consolidated statement of cash flows for the six-month periods ended November 30, 2004 and 2003, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Capital Holdings, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



/s/Wieseneck, Andres & Company, P.A.


North Palm Beach
January 7, 2005








                                    F-39

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
                                             NOVEMBER 30, 2004   MAY 31, 2004
ASSETS
    Current Assets
         Cash and Cash Equivalents              $      33,618  $      22,614
         Notes Receivable                             155,353        138,952
         Loans Receivable Related Parties (net)       380,447         27,067
         Prepaid Expenses                             103,749         87,197
         Marketable Securities                      2,277,126      2,963,178
         Other Current Assets                         250,000              -
                                                  ------------   ------------
             Total Current Assets                   3,200,293      3,239,008
                                                  ------------   ------------

    Property and Equipment, net                        52,765         43,472
                                                  ------------   ------------
    Other Assets
         Intangible Assets, net                     1,268,477      2,960,668
         Goodwill                                   8,209,071      8,209,071
         Security Deposit                               3,110          3,110
                                                  ------------   ------------
             Total Other Assets                     9,480,658     11,172,849
                                                  ------------   ------------
TOTAL ASSETS                                    $  12,733,716  $  14,455,329
                                                  ============   ============
LIABILITIES & STOCKHOLDERS' EQUITY
  Liabilities
         Current Liabilities
            Accounts Payable                    $      20,640  $      27,806
            Accrued Expenses                           21,945         11,021
            Loan Payable Related Parties              276,082         57,681
            Current Portion of Notes
                and Loans Payable                   1,049,977        834,977
                                                  ------------   ------------
            Total Current Liabilities               1,368,644        931,485
                                                  ------------   ------------
     Total Liabilities                              1,368,644        931,485
                                                  ------------   ------------
     Stockholders' Equity
         Common Stock $.0001 par value, 100 million
          shares authorized, 15,723,903 shares issued
          and outstanding, 1,595,000 unissued           1,732          1,702
         Paid-in-Capital                           14,981,333     14,686,363
         Accumulated Deficit                       (1,231,002)      (651,224)
         Accumulated Comprehensive Loss            (2,386,991)      (512,997)
                                                  ------------   ------------
  Total Stockholders' Equity                       11,365,072     13,523,844
                                                  ------------   ------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY         $ 12,733,716  $  14,455,329
                                                  ============   ============

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-40

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED
NOVEMBER 30, 2004 AND 2003

                                           NOVEMBER 30, 2004  NOVEMBER 30, 2003

       Revenues
               Net Sales                       $        123      $          -
               Cost of Sales                         (8,079)                -
                                                ------------      ------------

                   Gross Profit                      (7,956)                -
                                                ------------      ------------

       Operating Expenses
               General and Administrative           488,385                 -
               Sales and Marketing                   15,357                 -
               Amortization                               -                 -
                                                ------------      ------------
             Total Operating Expenses               503,741                 -

                                                ------------      ------------
             Loss from Operations                  (511,698)                -
                                                ------------      ------------
       Other Income (Expense)
               Interest Income                        4,943                 -
               Interest Expense                     (24,659)                -
               Loss on Disposition
                  of Marketable Securities          (48,364)                -
                                                ------------      ------------
                   Net Other Expenses               (68,081)                -
                                                ------------      ------------
    Net Loss Before Other Comprehensive Losses     (579,778)                -

       Other Comprehensive Income / (Loss)
           Unrealized Holding Loss During Period (1,873,994)                -
                                                ------------      ------------
       Total Comprehensive Loss                  (1,873,994)                -
                                                ------------      ------------
    Net Loss                                   $ (2,453,772)     $          0
                                                ============      ============


Basic and Diluted
 Net Loss Per Common Share                             (.16)                -
                                                ============      ============


Weighted Average Shares Outstanding              15,723,903                 5
                                                ============      ============


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-41

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2004 AND 2003

                                           NOVEMBER 30, 2004  NOVEMBER 30, 2003

       Revenues
               Net Sales                       $         57      $          -
               Cost of Sales                         (4,069)                -
                                                ------------      ------------

                   Gross Profit                      (4,012)                -
                                                ------------      ------------
       Operating Expenses
               General and Administrative           243,224                 -
               Sales and Marketing                    1,806                 -
               Amortization                               -                 -
                                                ------------      ------------
             Total Operating Expenses               245,029                 -

                                                ------------      ------------
             Loss from Operations                  (249,041)                -
                                                ------------      ------------
       Other Income (Expense)
               Interest Income                        2,479                 -
               Interest Expense                     (12,054)                -
               Loss on Disposition
                  of Marketable Securities          (55,000)                -
                                                ------------      ------------
                   Net Other Expenses               (64,575)                -
                                                ------------      ------------
    Net Loss Before Other Comprehensive Losses     (313,617)                -

       Other Comprehensive Income / (Loss)
           Unrealized Holding Loss During Period   (757,674)                -
                                                ------------      ------------
       Total Comprehensive Loss                    (757,674)                -
                                                ------------      ------------
    Net Loss                                   $ (1,071,290)     $          0
                                                ============      ============


Basic and Diluted
 Net Loss Per Common Share                             (.07)                -
                                                ============      ============


Weighted Average Shares Outstanding              15,723,903                 5
                                                ============      ============


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-42
AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JUNE 1, 2003 THROUGH NOVEMBER 30, 2004

                                  Add'l Paid
               Number of  At Par  in Capital  Retained  Accum. other      Total
                  Shares   Value  & Treasury  Earnings  Comprehen-  Stockholder
                  Issued  $.0001    Stock       (Loss)   sive Inc.       Equity
                ---------- ------ ----------- ---------- ---------- -----------
Balance 6/01/03         5  $   0      $    0   $     0    $      0   $       0

Cancellation of Common Stock
 held by eCom eCom     (5)    (0)         (0)        0           0           0

Issuance of Common Stock
To eCom eCom.com Inc.
 shareholders    2,497,756    250          -         -           -         250

Issuance of Common Stock
 for the acquisition
 of ACHI, Inc.
assets.         13,226,147  1,322  13,176,443        -           -  13,177,765

Issuance of
 detachable warrants     -      -      10,050        -           -      10,050

Purchase of IS Direct
 Agency NY for 800,000,
 subscribed but
 unissued shares         -     80     999,920        -           -   1,000,000

Conversion of
 $500,000 Debt
 to stock - unissued     -     50     499,950        -           -     500,000

Accumulated other
 Comprehensive loss      -      -          -         -    (512,997)   (512,997)

Net Operating Loss       -      -          -   (651,224)         -    (651,224)
                ---------- ------ ----------- ---------- ---------- -----------
Balance 5/31/04 15,723,903  1,702  14,686,363  (651,224)  (512,997) 13,523,844

Sale of 295,000
 shares of Common
 Stock - unissued        -     30     294,970        -           -     295,000

Accumulated other
 Comprehensive Loss      -      -          -         -   (1873,994) (1,873,994)

Net Operating Loss       -      -          -   (579,778)         -    (579,778)
                ---------- ------ ----------- ---------- ---------- -----------
Bal. 11/30/04   15,723,903 $1,732 $14,981,333$(1231,002)$(2386,991)$11,365,072
                ========== ====== =========== ========== ========= ============

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                    F-43

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004 AND 2003

                                           NOVEMBER 30, 2004   NOVEMBER 30, 2003


Cash Flows From Operating Activities
    Cash received from customers               $        123      $          -
    Cash paid to suppliers of goods
        and services                               (570,201)                -
    Income Taxes Paid                                     -                 -
    Interest Paid                                   (14,863)                -
    Interest Received                                   448                 -
                                              _______________  _______________
        Net Cash Flows Used in
         Operating Activities                      (584,493)                -
                                              _______________  _______________
Cash Flows From Investing Activities
    Purchase of Equipment                            (1,400)                -
    Deposit Made on Insurance Carrier in Escrow    (250,000)                -
    Sale of Marketable Securities                   821,636                 -
    Purchase of Marketable Securities              (377,348)                -
    Purchase of Promissory Notes                    (11,906)
                                              _______________  _______________
        Net Cash Flows Provided By
         (Used In) Investing Activities             180,982                 -
                                              _______________  _______________
Cash Flows From Financing Activities
    Loans from Related Companies                    882,736                 -
    Repayment of Loans from Related Companies      (978,221)                -
    Proceeds from Sale of Stock                     545,000                 -
    Payments on Notes Payable                       (35,000)                -
                                              _______________  _______________
        Net Cash Flows Provided By
         Financing Activities                       414,515                 -
                                              _______________  _______________
Net Increase / (Decrease) in Cash                    11,004                 -

Cash and Cash Equivalents at
 Beginning of Period, June 1, 2004 and 2003          22,614                 0
                                              _______________  _______________
Cash and Cash Equivalents at
End of Period, November 30, 2004 and 2003      $     33,618     $           0
                                              ===============  ===============




See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.




                                    F-44

AMERICAN CAPITAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2004 AND 2003


Reconciliation of Net Loss to Net Cash Flows Used in Operating Activities

                                          NOVEMBER 30, 2004  NOVEMBER 30, 2003

    Net Income (Loss)                          $ (2,453,772)     $          -
    Cash was increased by:
        Increase in accrued expenses
         Other Comprehensive Income               1,873,994                 -
         Valuation Loss
         Amortization                                     -                 -
         Depreciation                                 8,079                 -
         Increase in Accrued Expenses                10,924                 -
    Cash was decreased by
         Decrease in Accounts Payable                (7,166)                -
         Increase in Prepaid Expenses               (16,552)                -
                                              _______________  _______________
        Net Cash Flows Used in
         Operating Activities                  $   (584,493)    $           -
                                              ===============  ===============





Supplemental Disclosures
Of Non Cash Investing and
Financing Activities:
------------------------
On February 29, 2004 the Company acquired approximately $137,000 in notes receivable, common and preferred stock in various entities valued at $3.1 million, equipment of $47,000, intangible assets of $6,000, intellectual property valued at $3.5 million, various prepaid assets valued at $92,000, goodwill of $7.2 million and assumed $1,005,000 in debt for the issuance of 13,226,147 shares of the Company's common stock.







See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.






                                   F-45

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004

NOTE A - NATURE OF OPERATIONS

American Capital Holdings, Inc. (the "Company") was incorporated in the State of Florida on January 27, 1999 as U S Amateur Sports Company, a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On March 19, 2003, the Company changed its name to USA SportsNet Company, and on December 12, 2003 changed its name to American Capital Holdings, Inc. in connection with its spin off by eCom and its acquisition of certain assets of a company formerly known as American Capital Holdings, Inc. (now known as ACHI, Inc.) The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

IS Direct Agency, Inc. ("ISDA") was incorporated in the State of Florida on May 20, 2004. On May 21, 2004 ISDA acquired the assets of IS Direct Agency, Inc., a New York Corporation. ISDA provides internet based term life insurance quotes.

While a wholly owned subsidiary of eCom, the Company developed an e-commerce Internet infrastructure. This product provided an affordable, user-friendly technological platform and professional resources to facilitate web business development. It also operated an on-line business as a test model using Company developed e-commerce concepts to sell sports products.

The Spin-Off. The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of January 5, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

Acquisition from American Capital Holdings. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of American Capital Holdings, Inc. (now known as, and referred to hereafter as ACHI). On January 12, 2004, the Company entered into an Asset Purchase Agreement with ACHI whereby the Company acquired certain assets of ACHI in return for the issuance of common stock of the Company in an amount equal to 84.1% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares, and agreed to issue to ACHI

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-46
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004

NOTE A - NATURE OF OPERATIONS (CONTINUED)

49,955,112 shares. ACHI agreed to accept the issuance of 13,561,804 shares at closing, and assigned its right to receive the 13,561,804 shares to its principle, Barney A. Richmond, now the President of the Company. The remaining 36,393,308 shares were reserved for issuance by the Company in connection with future acquisitions and financings. The Company then changed its name to American Capital Holdings, Inc., and ACHI changed its name to ACHI, Inc. Of the 36,393,308 shares reserved for future issuance, 2,162,099 shares have now been issued to the shareholders of Spaulding Ventures, LLC, in replacement of shares of ACHI to be issued to Spaulding in connection with a prior acquisition of assets by ACHI from Spaulding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation, Use of Estimates
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue and Dividends from investments is recognized at the time the investment dividends are declared payable by the underlying investment. Capital Gains and losses is recorded on the date of sale of the investment.

Cash
Cash consists of deposits in banks and other financial institutions having original maturities of less than ninety days.

Allowance for Doubtful Accounts
It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

Depreciation
Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method.

Amortization
The accounting for a recognized intangible asset acquired after June 30, 2001 is based on its useful life to the Company. If an intangible asset has a finite life, but the precise length of that life is not known, that intangible


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-47
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

asset shall be amortized over management's best estimate of its useful life.
An intangible asset with a indefinite useful life is not amortized. The useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

Investments
Investments are stated at the lower of cost and market value.

NOTE C -  NOTES RECEIVABLE

Notes Receivable at November 30, 2004 consist of the following:

   An 8% non-collateralized note that matures in December 2004,
   Interest is payable quarterly.  Included in the balance is
   $15,957 of accrued interest receivable.                         $115,957

   A 4% non-collateralized note due on demand.  Included in
   The balance is $2,490 of accrued interest receivable.             27,490

   Nine 8% promissory notes purchased from holders of notes
   with Air Media Now, Inc.                                          11,906
                                                                  ----------
       Total Notes Receivable                                      $155,353
                                                                  ==========
Management has made a determination that all of the notes receivable are collectable and therefore, has not established an allowance for doubtful accounts.

NOTE D - LOANS RECEIVABLE RELATED PARTIES

The three loans receivable from related corporate entities are non-collateralized, non-interest bearing and are due on demand.

The loans due as of November 30, 2004 are as follows:

    A Super Deal.com, Inc    $  10,000
    Swap and Shop.net Corp.      8,000
    A Classified Ad, Inc.       10,000
    AAB National Company         8,000
    Pro Card Corporation         8,000
    USAS Digital, Inc.          10,000
    eSecureSoft Company          8,000
    eCom eCom.com Inc.          64,527
    Freedom 4 Wireless, Inc.   597,915
     Less bad debts           (343,995)
                              ---------
        Total                $ 380,447
                              =========
See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                  F-48
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE E - INVESTMENTS

The Company accounts for its investments in common stock using the equity method for those investments which the Company does not own a controlling interest. These investments are currently recorded at cost. The Company's share of the investors earnings or losses, if any, are not available at the date of these financial statements. No quoted market price is available for these investments.

The Company accounts for investments in common stock for which there is a quoted market price as an Available-for-Sale security under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

On November 30, 2004, investments consisted of the following:

Equity Method of Accounting
Investment Securities at Cost
   @Visory, LLC                          $   112,500
   Brilliant Coatings, Inc.                  250,000
   Century Aerospace Corporation             285,000
   eSmokes, Inc.                                   0
   Efficien, Inc.                            287,000
   Smartpill Diagnostics, Inc.               345,000
   Metroflex, Inc.                           900,000
                                          -----------
Total Equity Method Securities at Cost     2,179,500

Available-for-Sale method of accounting
  eCom eCom.com Inc.                          97,626
                                          -----------
    Total Available-for-Sale securities       97,626
                                          -----------
Total Investment Securities              $ 2,277,126
                                          ===========

Equity Method Securities:

@Visory, LLC is a limited liability company located in East Aurora NY. The Company owns 250,000 Series A units of @Visory LLC. The Company's investment amounts to 1.2% of the outstanding units of @Visory, LLC. @Visory, LLC is taxed as a partnership, not publicly traded. As of August 31, 2004 @Visory, LLC had investments in the following companies: Appraisal.com; SmartPill Diagnostics; Efficien; Liquid Matrix; Saturn Internet Reservations; StudentVoice; Synacor; and Yipee, Inc.



See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                  F-49
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004

NOTE E - INVESTMENTS (CONTINUED)

Brilliant Coatings is a Nevada Corporation. The Company owns 15,000,000 common shares of Brilliant Coatings. The Company's investment amounts to 2.3% of the outstanding common shares of Brilliant Coatings Inc.

Century Aerospace is a Delaware Corporation. The Company owns 57,000 common shares of Century Aerospace. The Company's investment amounts to .7% of the outstanding common shares of Century Aerospace

eSmokes, Inc is a Florida Corporation. The company owns 300,000 common shares of eSmokes, Inc. The Company's investment amounted to 3.3% of the outstanding shares of eSmokes, Inc. On October 19, 2004, the company sold the 300,000 commons shares for the cost of $45,000, with a loss of $55,000.00.

Efficien, Inc. is a Delaware Corporation. The Company owns 500,000 common shares of Efficien. The Company's investment amounts to 11.9% of the outstanding common shares of Efficien, Inc. Efficent specializes in the development of internet based applications to improve the efficiency of hospital supply and material flow through an integrated application service provider (ASP) solution.

SmartPill Diagnostics, Inc. is a Delaware Corporation. The Company owns 1,194,824 Series A preferred shares of SmartPill Diagnostics, Inc. The Company's investment amounts to 11.60% of the outstanding shares of SmartPill Diagnostics, Inc. SmartPill Diagnostics is a leading developer of SmartPill
Capsule endoscopy technology.   About the size of a vitamin pill, the SmartPill
Capsule is a capsule endoscopy device that uses patented technology to measure peristaltic pressure, pH and transit time, and determine real-time location; factors that aid Gastroenterologists in the diagnosis of such GI motility disorders as Gastroparesis and Dyspepsia. The patient benefits from a more accurate diagnosis and a more comfortable, non-invasive, non-surgical approach to GI exploratory examinations. On June 28, 2004 the Company sold all 1,194,824 shares for $776,635.60, resulting in a gain on sale of $6,635.60. On June 30, 2004 the Company purchased 175,909 shares for $345,000.


Metroflex, Inc. is a Delaware Corporation. The Company owns 900,000 common shares of Metroflex, Inc. Metroflex's MetroFlexCard operates as a MasterCard debit card. The card enables employers to set up programs through which employees can pay for commuter expenses-mass transit and parking expenses on a pretax basis.

Available-for-Sale Securities:

eCom eCom.com, Inc. is a Florida Corporation and trades on the OTC/BB:ECEC. The company which was the former parent of USA SportsNet Company now American Capital Holdings, Inc. owns 1,437,100 common shares of eCom. The Company's


See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-50
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE E - INVESTMENTS (CONTINUED)

investment amounts to 2.9% of the outstanding shares of eCom. The cost for this investment as of August 31, 2004 was $235,071. On May 31, 2004 the market value based on a closing bid price of 0.16 per share was $215,565. The difference in cost versus market value is recorded as a deficit in Accumulated Other Comprehensive Income of $19,506.


NOTE F - PROPERTY AND EQUIPMENT

Equipment consisting of various Cisco routers, switches, cables, and dual speed hubs were acquired from a company owned by a majority stockholder of American Capital Holdings, Inc. The equipment is being to support a hosting operations center. Additional equipment was purchased by IS Direct Agency during the quarter ending August 31, 2004. Depreciation expense of $4,010 has been recorded for the quarter ending November 30, 2004. Accumulated depreciation at November 30, 2004 is $11,973.


NOTE G - PREPAID EXPENSES

Prepaid expenses consist principally of amounts paid for auditing work for the Company, along with marketing and research material to be used for investor relations.


NOTE H - INTANGIBLE ASSETS


On February 29, 2004, the Company received intellectual property rights when it acquired 53,910,922 common shares of Air Media Now, Inc. from a related company. The fair value of the publicly traded shares at date of receipt was $3,469,622. The Intellectual property rights were not amortized at February 29, 2004. Management reviews intangible assets for impairment annually. Intangible assets with a finite useful life acquired after June 30, 2001 are amortized over their useful lives to the company. Intangible assets acquired after June 30, 2001 having a infinite useful life are recorded at their fair value and are not amortized. Management reviews all intangible assets for impairment annually. Market value of the Air Media Now property decreased between February 29, 2004 and November 30, 2004. This decrease has been recorded has been recorded as a decrease in paid in capital of $1,609,811.





See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-51

AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE I - OTHER ASSETS

Other assets consist primarily of security deposits on the lease of office facilities.


NOTE J - PROMISSORY NOTES

Promissory Notes as of November 30, 2004 consisted of:

                                                      November 30, 2004
                                                      ---------------
Four interest bearing, non-collateralized
loans.  The loans have various maturities
throughout 2004.                                         $ 469,950
                                                         ----------
     Total Notes Payable                                   469,950
     Less Current Portion                                 (469,950)
                                                         ----------
     Net Long-term Debt                                  $       0
                                                         ==========
The short-term notes payable mature as follows:
     November 30, 2004                                   $ 469,950
                                                         ==========


The notes and loans can be converted to shares of the Company's $.0001 par value common stock at the option of the holder. The notes pay interest at 10% per annum. Interest is paid quarterly. The loan can be converted at 80% of the average closing price of Company's common stock for the preceding five (5) consecutive trading days with a floor of $1. The holder of a $500,000 10% note payable with accrued interest of $9,315 agreed on May 7, 2004 to convert their debt to common shares. By Agreement, the shares of common stock at conversion will not be issued until the effective date of the Company's filings with the United States Securities & Exchange Commission.

NOTE K - WARRANTS
The Company has issued 1,005,000 (505,000 + 500,000) detachable warrants for each dollar of debt as described in Note J above. Management has determined that the value of the detachable warrants to be $.01 on the date of issuance and have charged paid in capital $10,050 during the period. Each warrant entitles the holder to purchase one (1) share of common stock at $.01. The Company also issued 400,000 warrants to one of the former owners of IS Direct Agency for providing his insurance licensing in all fifty states. The warrants can be exercised for $.01 each. An additional 216,209 warrants were issued in connection with the Spaulding acquisition, each unit of Spaulding entitled the owner to one warrant with an exercise price of $6.00 each.

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-52
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE K - WARRANTS (CONTINUED)

The following is a summary of warrants through November 30, 2004:

       Outstanding warrants at the beginning of the year   1,621,209
       Warrants issued                                             0
       Warrants expired                                            0
       Warrants exercised                                          0
                                                         ------------
       Warrants outstanding at November 30, 2004           1,621,209



NOTE L - COMMITMENTS AND CONTINGENCIES

The Company leases approximately 1200 feet office facilities in Palm Beach Gardens, Florida under an operating lease of $3,297 per month which expires on January 31, 2005. ISDA leases approximately 200 square feet of office facilities in Buffalo, NY under a month to month agreement of $425.00 per month. Future minimum lease payments including sales tax as of November 30, 2004 are:
Fiscal Years ending:

            May 31, 2005                        7,018
                                               -------
            Total Minimum Lease Payments      $ 7,018

Rent expense for the six month period ending November 30, 2004 was $21,239


NOTE M - INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of November 30, 2004 totals approximately $1,059,400. These carry-forwards, which will be available to offset future taxable income, expire beginning in May 31, 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (FASB 109). Under FASB 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-53
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004

NOTE M - INCOME TAXES (CONTINUED)

the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively.
A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.


NOTE N  STOCKHOLDERS' EQUITY

To facilitate the purchase of the assets of ACHI, the Company recorded a one for twenty reverse split on the Effective Date of the currently outstanding common stock, while maintaining the conversion and exercise prices of the Senior Notes, the Secured Notes, the Subordinated Notes and the related warrants. All prior period share and per-share amounts have been restated to account for the reverse split. Any fractional shares remaining after the reverse split will be paid out in cash to the shareholder on the Effective Date.

Warrants were granted to Promissory Note holders with detachable warrants. Management has determined that the fair value of each warrant is $0.01.

The computation of diluted loss per share before extraordinary item for the six months ended November 30, 2004 does not include shares from potentially dilutive securities as the assumption of conversion or exercise of these would have an antidilutive effect on loss per share before extraordinary items. In accordance with generally accepted accounting principles, diluted loss per share from extraordinary item is calculated using the same number of potential common shares as used in the computation of loss per share before extraordinary items.


NOTE O - DEFERRED TAX ASSET

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets is as follows:
                                                  November 30, 2004
                                                  -----------------
         Loss carry forward for tax purposes          $  1,059,411
                                                  =================
         Deferred tax asset (34%)                          360,200
         Valuation allowance                              (360,200)
                                                  -----------------
         Net deferred tax asset                       $          -
                                                  =================

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-54
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE O - DEFERRED TAX ASSET (CONTINUED)

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of November 30, 2004 was approximately $1,059,000. These carry-forwards, which will be available to offset future taxable income, will expire through the year 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.

NOTE P - RELATED PARTY TRANSACTIONS

The Company has accounts receivables due from nine related company entities. eCom eCom.com, Inc. owes $64,527 for services paid to the Company's transfer agent and accountant. Freedom 4 Wireless, Inc. owes the Company $597,915 for working capital and inventory purchased by ACHI, subsequently purchased by the Company on February 29, 2004. Addition advances were made of $10,000 into each of the following seven spin-off of eCom; A Super Deal.com, Inc, Swap and Shop.net Corp, A Classified Ad, Inc, AAB National Company, Pro Card Corporation, USAS Digital Inc, and eSecureSoft Company. These related party transactions totaled $380,447 on November 30, 2004. The Company has received loans from various Officers and Directors. As of November 30, 2004, the company owes $243,524 to Barney A. Richmond.


NOTE Q - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived asset. An impairment loss is recognized if the carrying amount of a long-

See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.
                                   F-55
AMERICAN CAPITAL HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2004


NOTE Q - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized.
The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 had no impact on the Company's operating results or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of the FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"("SFAS No. 145"). SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted on June 1, 2003 and did not have a material effect on the Company's financial position or results of operations.

The FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and is effective for financial instruments entered into after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. The Company has adopted SFAS No. 150 and the adoption has had no impact on the Company's operating results or financial position.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS
No.142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's consolidated financial statements as of the date of this report.




See accompanying summary of accounting policies, notes to financial statements and independent accountants' review report.

                                   F-56



PART III

ITEM 1     Index to Exhibits

3.1 Articles of Incorporation of the Company, including amendments (incorporated by reference to the Company's Form 10-SB filed May 24, 2004)
3.2   Amendment to Articles of Incorporation
3.3 Bylaws of the Company (incorporated by reference to the Company's Form 10-SB filed May 24, 2004)
10.1 Asset Purchase Agreement dated January 12, 2004, between the Registrant and American Capital holdings, Inc. (incorporated by reference to the Company's Form 10-SB filed May 24, 2004)
10.2 Letter Agreement dated December 30, 2003, between the Registrant and Spaulding Ventures, LLC (incorporated by reference to the Company's Form 10-SB filed May 24, 2004)
10.3  IS Direct acquisition agreement
10.4  Universe Life acquisition agreement
10.5 Lease Agreement between Gemini Property Management, LLC and the Company dated January 23, 2004.
10.6  Form of Outstanding Warrants
21.1  Subsidiaries of the Registrant


                              SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunder duly authorized.

                                   American Capital Holdings, Inc.


January 10, 2005                            By:  /s/ Barney A. Richmond
                                              Barney A. Richmond
                                              President


                                            By:  /s/ Richard C. Turner
                                               Richard C. Turner
                                               Chief Financial Officer













31.1
CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 I, Barney A. Richmond, certify that:

1. I have reviewed this Form 10-SB of American Capital Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 10, 2005

/s/ Barney A. Richmond
--------------------------
Barney A. Richmond
President
                                     74
------------------------------------------------------------------------------
Exhibit 31.3

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Turner, certify that:

1. I have reviewed this Form 10-SB of American Capital Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the
Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 10, 2005

/s/ Richard C. Turner
---------------------------
Richard C. Turner
Chief Financial Officer
                                     75
------------------------------------------------------------------------------
Exhibit 32

CERTIFICATIONS OF CEO AND CFO PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Registration Statement of American Capital Holdings Inc., a Florida corporation (the "Company"), on Form 10-SB for the period ending November 30, 2004 as filed with the Securities and Exchange Commission (the "Report"), Barney A. Richmond, President of the Company and Richard C. Turner, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C.
1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

      /s/    Barney A. Richmond

      Barney A. Richmond
      President
      January 10, 2005

      /s/     Richard C. Turner

      Richard C. Turner
      Chief Financial Officer
      January 10, 2005

[A signed original of this written statement required by Section 906 has been provided to American Capital Holdings, Inc. and will be retained by American Capital Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibits to Form 10-SB will be provided to shareholders of the Registrant upon written request addressed to American Capital Holdings, Inc., 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410. Any exhibits furnished are subject to a reasonable photocopying charge.